UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of JUNE 2008.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date: June 2, 2008                         /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

                         PGS Pacific Geological Services


                             TUMI RESOURCES LIMITED





                     REPORT ON THE EXPLORATION PROGRAMS AND

                            MINERAL RESOURCE ESTIMATE

                          LA TRINI SILVER-GOLD PROJECT

                        HOSTOTIPAQUILLO, JALISCO, MEXICO


                                       BY


                              JOHN NEBOCAT, P. ENG.



                                JANUARY 15, 2008









                        PGS Pacific Geological Services

                                TABLE OF CONTENTS

Executive Summary..............................................................1
Introduction and Terms of Reference............................................3
Reliance on Other Experts......................................................3
Property Description and Location..............................................3
Accessibility, Climate, Local Resources, Infrastructure and Physiography.......8
History........................................................................9
Regional Geology..............................................................13
Local Geology.................................................................14
Property Geology..............................................................20
Deposit Type & Mineralization.................................................20
Exploration...................................................................23
Drilling......................................................................38
Sampling Method and Approach..................................................41
Sample Preparation, Analyses and Security.....................................42
Data Verification.............................................................46
Adjacent Properties...........................................................47
Mineral Processing and Metallurgical Testing..................................47
Mineral Resource Estimates....................................................47
Conclusions...................................................................59
Recommendations...............................................................60
Budget (CDN$).................................................................60
References....................................................................61

                                     TABLES

Table 1. La Trini & Mololoa Concessions........................................6
Table 2. Estimated Tonnages and Grades From Underground Sampling,
              Mololoa Property................................................13
Table 3. Best Intervals From Trench/Outcrop Sampling Program..................24
Table 4. Best Intervals From Underground Sampling Program.....................24
Table 5. Publicly Reported Drill Results......................................39
Table 6. Check Samples Collected by J. Nebocat................................46

                                     FIGURES

Figure 1. La Trini Project, Index Map..........................................4
Figure 2. La Trini Project, Location Map.......................................5
Figure 3. La Trini Project, Concession Locations...............................7
Figure 4. La Trini Project, National Lead Drill Collars.......................11
Figure 5. La Trini Project, Geology of Mexico.................................15
Figure 6. La Trini Project, Tepic-Zocoalco Rift...............................17
Figure 7. La Trini Project, Regional Geology..................................18
Figure 8. La Trini Project, Property Geology..................................21
Figure 9. La Trini Project, Underground Geology...............................22

Figure 10. La Trini Project, Trench Sampling..................................25
Figure 11. La Trini Project, Underground Sampling.............................26
Figure 12. La Trini Project, Soil Samples: Ag.................................28
Figure 13. La Trini Project, Soil Samples: Zn.................................29
Figure 14. La Trini Project, Soil Samples: Pb.................................30
Figure 15. La Trini Project, Soil Samples: As.................................31
Figure 16. La Trini Project, Soil Samples: Ba.................................32
Figure 17. La Trini Project, Soil Samples: Cu.................................33
Figure 18. La Trini Project, Inversion Modeled Chargeability
              Shells & Interpretation.........................................35
Figure 19. La Trini Project, Inversion Modeled Resistivity
              Shells & Interpretation.........................................36
Figure 20. La Trini Project, Inversion Modeled Chargeability
              & Resistivity Shells............................................37
Figure 21. La Trini Project, Sample Collection Flow Sheet.....................44
Figure 22. La Trini Project, Schematic Boundary of Indicated
              & Inferred Resources............................................50
Figure 23. La Trini Project, Jalisco, Mexico: Section 4850E...................51
Figure 24. La Trini Project, Jalisco, Mexico: Section 4900E...................52
Figure 25. La Trini Project, Jalisco, Mexico: Section 4950E...................53
Figure 26. La Trini Project, Jalisco, Mexico: Section 5000E...................54
Figure 27. La Trini Project, Jalisco, Mexico: Section 5050E...................55
Figure 28. La Trini Project, Jalisco, Mexico: Section 5070E...................56
Figure 29. La Trini Project, Jalisco, Mexico: Section 5100E...................57
Figure 30. La Trini Project, Jalisco, Mexico: Section 5150E...................58

                                   APPENDICES

Appendix I.  Summary of Indicated & Inferred Resource Calculations....Follows 62

Executive Summary

Tumi Resources Limited (the "Issuer"), through its 100%-owned Mexican subsidiary, TMXI Resources S.A. de C.V. ("TMXI"), entered into an option agreement with Mr. Carlos Norberto Hornedo Kock (the "Vendor") to obtain 100% interest in La Trini and Mololoa claims totaling 356 hectares. The Issuer has earned its 100% interest by making staged payments to the Vendor, totaling US$500,000. The Vendor retains a 1% NSR which can be reduced to 0.5% by the Issuer paying the Vendor US$1,000,000 in cash. The Vendor supplied the Issuer with all historic data in the Vendor's possession.

The properties are located approximately 100 km northwest of Guadalajara, Jalisco, Mexico.

La Trini and other nearby properties were explored by National Lead, Inc. ("NL") in the mid-1970's. Maps produced by NL show a control grid located over La Trini, but there is no evidence of a soil sampling survey. A report by NL indicates that 1:1,000 scale geological mapping, geochemical soil and rock sampling, induced polarization, resistivity and VLF electromagnetic geophysical surveys were to be carried out on La Trini, Mololoa, Las Higueras and Casados properties, nearby. A surface geology map was produced for La Trini, and rock sampling was conducted in the underground workings.

NL performed 3,313.50 metres of diamond drilling in 26 holes, mostly around the main La Trini deposit. Drill holes were either vertical or inclined steeply to the south or southwest, and individual holes depths ranged from 50.0m to 201.45m. Their drilling covered an area about 400m east-west by 325m north-south. The best drill result obtained by NL was a 19.70m intercept that averaged 192.9 g/t Ag and 4.85 g/t Au. Core recoveries were quite poor. Barren holes often had 90% -100% recovery, but the host rhyolite porphyry ranged from 6.9% to over 90% recovery. The average recovery in the main zone of interest appears to have been in the 70% to 80% range.

Their interpretation suggests that the main mineralization occurs as a lenticular body that plunges northwest, strikes roughly east-west and dips northward 25 to 30 degrees. The mineralization appears to be confined to the rhyolite porphyry unit.

NL comissioned a pre-feasibility  study in 1980 with Pincock,  Allen & Holt Inc.
(PAH), a mining consulting firm from Tucson, Arizona, to determine the economic viability of this deposit. Using a 32 g/t Ag cut-off, PAH calculated a "geological mineral reserve" ["resource" by NI43-101 definition] of 1,261,913 metric tons at a grade of 125.46 g/t Ag and 1.25 g/t Au within the confines of a preliminary open pit configuration. An assumed 10% dilution for mining reduced the projected mill feed grade to 114.09 g/t Ag and 1.13 g/t Au and increased the minable "reserve" ["resource" by NI43-101 definition] to 1,388,103 metric tons. The estimated waste-to-ore ratio would be 5.31:1. THE READER IS CAUTIONED THAT THE TERM "RESERVE", CITED ABOVE, IS A HISTORICAL TERM AND IS NOT COMPLIANT WITH MODERN NI43-101 REPORTING STANDARDS.

As part of a due diligence investigation, the Issuer collected 15 channel samples from various parts of the upper (Cielito Lindo) level in December, 2004. The results confirmed the historical data, and an agreement was signed between the Issuer and the Vendor in 2005.

The first work performed by the Issuer was a systematic channel sampling program of the adits, drifts and crosscuts in the two underground workings and of all surface trenches, pits and outcroppings of the rhyolite host rock. The results of this program supported the assays reported in the historical data.

A control grid was located over the central portion of the property which was used for soil sampling and mapping. The soil sampling program proved effective, so the grid and survey work was extended east and west to the limits of the property boundary. An induced polarization survey was also performed over and just east and west of the area of known mineralization.

Fifty reverse circulation (RC) drillholes, totalling 6,405.4 metres, were completed in three programs between 2005 and 2007. The bulk of these holes were drilled within the area of known mineralization, and all holes except one were drilled at -60 degrees south, roughly perpendicular to the dip of the rhyolite host rock.

The mineralization is best described as disseminated or stockwork style within the rhyolite. The dominant sulphides are pyrite, argentite and lesser hessite (Ag2Te). The drill sections indicate that the rhyolite strikes roughly east-west and dips approximately 20 degrees to the north. The rhyolite appears to occupy a large transverse fault that has since been rotated to its present position due to listric faulting. The district is overlain by the younger Mexican Volcanic Belt (Neovolcanic Belt) that was formed since the middle Miocene as a result of subduction and translation of the Cocos and Rivera plates.

A resource estimate was performed using the traditional method of sections and polygons along 8 sections, each up to 50m apart, east-west. Using 30 g/t Ag as a cut-off, the calculation has defined an Indicated Resource of 1,661,359 tonnes averaging 121.3 g/t Ag (3.54 troy oz Ag/short ton) and 0.88 g/t Au (0.026 troy oz Au/short ton). There is an additional Inferred Resource of 192,880 tonnes averaging 98.6 g/t Ag (2.88 troy oz Ag/short ton) and 0.92 g/t Au (0.027 troy ozAu/short ton).

No further definition drilling is recommended at this time. It would appear that supergene enrichment along steeply dipping post-mineral within the rhyolite and parts of the footwall rock has had a significant influence in developing zones of high grade silver and gold mineralization more or less parallel to these structures. Some form of electromagnetic survey that could identify such buried structures at depth and along strike from the main La Trini zone is recommended.

Also, all drill samples that ran greater than 30 g/t Ag should be assayed for tellurium. Highly anomalous amounts of tellurium were found in hole TRRC-32 as well as in selected samples from some other holes in the third drilling program. A tellurium credit could significantly enhance the economic potential of this deposit.

A budget of CDN$148,500 is suggested to carry out these recommendations. A second phase program is largely dependant on either success in this first stage or a significant increase in the price of silver. Should this happen, a definition drilling program on the main La Trini deposit would have to be implimented. A phase 2 program is not suggested at this time.

INTRODUCTION AND TERMS OF REFERENCE

The author of this report has been commissioned by Tumi Resources Limited (the "Issuer"), a publicly-listed company on the Toronto Venture Exchange (TM:TSXV), and with a registered office at 1305-1090 West Georgia Street, Vancouver, British Columbia, to compile and report on the exploration activities conducted by the Issuer since optioning the properties that are the subject of this report.

Tumi Resources Limited, through its 100%-owned Mexican subsidiary, TMXI Resources S.A. de C.V. ("TMXI"), entered into an option agreement with Mr. Carlos Norberto Hornedo Kock (the "Vendor") to obtain 100% interest in La Trini and Mololoa claims totaling 356 hectares (see Table 1). The Issuer has earned its 100% interest by making staged payments to the Vendor totaling US$500,000.

The author visited and performed work on La Trini property during April 6, 17, 27-30, 2005; visited and performed work on the Mololoa property during April 7-17, 2005; visited La Trini and supervised part of the drilling program during August 17-20, 2005; visited La Trini on February 4 and 5, 2006; visited and supervised part of the phase 2 drilling program during February 1 and 2, 2007 and visited the property on December 6 and 7, 2007 after the phase 3 program was completed.

Data that was used to compile this report and maps include: a report, maps and sections compiled by National Lead (NL), 1977; a pre-feasibility report by Pincock, Allen & Holt (PAH), 1980; a government geological survey map (Consejos) of the Hostotipaquillo map district; a geological paper by Ferrari, et al, 1999, on the western Mexican Volcanic Belt and adjacent Jalisco Block; a memorandum by McInnis reviewing the induced polarization survey conducted in 2005; a memorandum by Ochoa, 2005; documenting a fluid inclusion study; a memorandum by Segura describing polished sections; field geological maps of surface and underground workings, rock sample results from surface and underground workings, soil geochemical results, drill logs and assay results obtained or compiled by employees of the Issuer; landsat imagery obtained via Google Earth and various miscellaneous memos, press releases and personal communications from the Issuer or its employees and personal work or observations made by the author.

RELIANCE ON OTHER EXPERTS

No sections of this report were compiled by other experts not deemed to be Qualified Person(s) as defined in NI43-101.

PROPERTY DESCRIPTION AND LOCATION

The  two  La  Trini  and  three   Mololoa   concessions   are  situated  in  the
Hostotipaquillo Mining District, Jalisco, Mexico. La Trini is centered roughly at UTM coordinates 583,000E, 2,339,600N, and Mololoa is centered about 585,000E, 2,337,800N (NAD27, Zone 13).

The La Trini concessions cover an area of 180 hectares, and the Mololoa concessions cover about 176 hectares (see Table 1.)

[GRAPHIC OMITTED][GRAPHIC OMITTED]

La Trini Project Index Map - Dated January 15, 2008

[GRAPHIC OMITTED][GRAPHIC OMITTED]

La Trini Project Location Map - Dated January 15, 2008


                     TABLE 1. LA TRINI & MOLOLOA CONCESSIONS
------------------------------------------------------------------------------------------------------
CONCESSION     CONCESSION    EXPIRY DATE     LICENCE       TITLE HOLDER        AREA       TITLE STATUS
  NAME            TYPE                          NO.            100%         (HECTARES)
------------------------------------------------------------------------------------------------------

La Trini      exploitation    11/28/2015      188877      TMXI Resources        15.0        100% owned
                                                           S.A. de C.V.
------------------------------------------------------------------------------------------------------
Ampliacion    exploitation    10/16/2022      157737      TMXI Resources       165.0        100% owned
  de la Trini                                               S.A. de C.V.
------------------------------------------------------------------------------------------------------
Mololoa       exploitation    12/18/2016      192970      TMXI Resources        24.0        100% owned
                                                           S.A. de C.V.
------------------------------------------------------------------------------------------------------
Mololoa No.3  exploitation    12/18/2016      192962      TMXI Resources        88.0        100% owned
                                                           S.A. de C.V.
------------------------------------------------------------------------------------------------------
Mololoa No.4  exploitation    12/15/2010      176651      TMXI Resources        64.0        100% owned
                                                           S.A. de C.V.
------------------------------------------------------------------------------------------------------

Taxes are due every six (6) months, on or before January 31st. and July 31st; these taxes are for exploration and mining rights only. Surface rights taxes are paid only by the surface owner; mining rights to do not entitle surface rights. In the case of exploitation titles, there is another tax owed according to the amount of ore that has been mined.

Before, or on, May 30 of each year, a proof of the work that has been done during the last year has to be presented in Direccion de Minas. The report has to indicate the type of work that has been done in the mining claim and the amounts of the expenses that has been done. The invoices and receipts of such expenses must exist and can cover surveying works, roads, sampling, geology, lab invoices, etc.

Exploration titles are given after presenting an application for an exploration concession and the assessment work done by a Registered Surveyor (Perito Minero). They are good for six years and before the expiration date, they have to be changed for an exploitation title. The assessment work has to show the exact location of the claim, surface, and claims around it. Exploitation titles are good for 50 years. They are given after presenting the application for exploitation and the assessment work.

An explorer must submit an environmental impact report to the Environmental Secretary and also apply for a change of soil use permit before exploration can commence.

Permits that are required before exploration or exploitation can start include the aforementioned environmental impact report and change of soil use report, a land use permit from the surface owners, and where applicable, use of explosives, use of water and use of electricity permits.

A summary of the main points of the agreement between Tumi Resources and the Vendor are listed below:

o    To pay the Vendor US$100,000 on March 23, 2005.
o    To pay the Vendor US$200,000 on March 23, 2006.
o    To pay the Vendor US$200,000 on March 23, 2007.
o The Company has agreed to pay a finder's fee of 3.75% on option payments made, payable in common shares of the Company.

[GRAPHIC OMITTED][GRAPHIC OMITTED]

La Trini Project Concession Locations - Dated January 15, 2008

o The Vendor has retained a 1% NSR, and the Company has the right to reduce the NSR to 0.5% through a cash payment of US$1,000,000.

As of December 31, 2005, the Company has made the initial US$100,000 option payment and issued 9,310 common shares as a finders fee, at a fair value of $4,562. On March 23, 2006, the Company made a further US$200,000 option payment and issued 17,832 common shares as a finders fee, at a fair value of $8,738.
On March 23, 2007, the Company made the final US$200,000 option payment.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The La Trini property is accessible by either a four lane highway west from Guadalajara, the third largest city in Mexico, or via an older two-lane highway (No. 15) that passes through the town of Tequila on to the community of Magdalena, a distance of about 65km. From Magdalena the property is reached by driving another 12km west along the old highway to the community of Tequesquite where a junction heads north to the town of Hostotipaquillo. This paved road is followed northwards for about another 9.7km, then a gravel road connects to this road about 1km south of Hostotipaquillo and heads northwesterly to the community of Monte del Favor, a distance of about 24km. About 18.5km along this road is another junction heading north to the communities of Michel and Mesa de Tecomatan. The property is best accessed via this route which is about 15km long and takes about 1 hour to drive from this junction. Mololoa property sits adjacent to the community of Monte del Favor and is more easily accessible via the road to that community, but the road connecting to La Trini in this direction is quite rough and may not be accessible during the rainy season.

Access is adequate in a two-wheel-drive vehicle with good tires. The topography on and around the property is characterized by rolling hills but locally is fairly steep. Elevations range from around 700m ASL to 1,100m ASL, and the two main Trini underground workings occur between 855m and 890m ASL.

Vegetation is sparse, consisting of thorn bushes, scrub oaks, a type of cedar, cacti and various assorted shrubs and vines. The landscape looks fairly bleak during the dry season between mid-October and mid-June but turns green and densely vegetated with the advent of the rainy season during the summer months. Temperatures are hot in the summer months and mild in the winter. The climate is best described as "sub-tropical". It is possible to work on the property on a year-round basis, but seasonal rains may inhibit local access occasionally.

There exists hydroelectric power (220 kV) at Monte del Favor, located about 4km to the southeast of La Trini, and there is a hydro-electric dam under construction on the Rio Santiago about 6km northwest of the property. Water is available from the river and from small creeks and springs during and shortly after the rainy season. The terrain, although locally steep, is varied enough to support a mining plant, tailings ponds and waste dump sites. The author is of the opinion that there are no obvious impediments to constructing a mine, recovery plant or waste/treatment sites within the area of the concessions.

No significant agricultural areas exist within La Trini claim boundaries or immediately around them due largely to the terrain. The southeast corner of the Mololoa claims abut the community of Monte del Favor.

There is an adequate pool of labour available in the nearby communities and farms, but few with any real mining experience.

HISTORY

At La Trini there exist some underground workings accessed by two adits from two different levels, plus several small surface pits and trenches. Local lore indicates that these workings date back to the early part of the twentieth century, but no documentation is known to support this.

The first documented work dates to the mid-1970's when National Lead (NL) Industries Inc. explored both properties through their Mexican subsidiary, Cia. Minera de Pielagos, S.A. A final report (Asher, 1977) indicates that these same concessions were under an option agreement signed in October, 1974; the vendor was Mr. Sostenes Leon of Hostotipaquillo.

Maps produced by NL show a control grid located over La Trini, but there is no evidence of a soil sampling survey. The report by Asher states that 1:1,000 scale geological mapping, geochemical soil and rock sampling, induced polarization, resistivity and VLF electromagnetic geophysical surveys were to be carried out on La Trini, Mololoa, Las Higueras and Casados properties, nearby. A surface geology map was produced for La Trini, and rock sampling was conducted in the underground workings.

Plan maps show that NL collected 101 channel samples at 1.50m intervals. This map, which dates from 1983, was produced by another company, Cia. Minera Y Refineria Mexicana, S.A., but their involvement subsequent to NL's work is unclear. Their map shows that they took an additional 27 samples from both workings in various locations over widths ranging from 1.0m to 2.3m. The samples collected by NL ranged from trace gold and silver to 34.0 g/t gold and 880 g/t silver. Channel samples taken by NL in the upper adit (Cielito Lindo) included
10.5 contiguous  metres from the main adit averaging 103 g/t Ag, 1.1 g/t Au, and
9.0 contiguous metres at 291 g/t Ag, 8.3 g/t Au from a crosscut 50m to the northwest. Their samples taken from the lower level were somewhat lower: a contiguous 7.5m section averaged 95 g/t Ag and only traces of Au.

In his report, Asher states, "SURFACE SAMPLES TAKEN AT THE WESTERN END OF THE QUARTZ BRECCIA ZONE RANGED FROM 164.5 TO 262.5 GRAMS OF SILVER AND 1.25 TO 3.87
GRAMS OF GOLD....THE  CIELITO LINDO CROSSCUT THAT IS MOSTLY IN RHYOLITE PORPHYRY
AVERAGED 77 GRAMS OF SILVER (2.44 OZ.) AND 0.78 GRAMS GOLD (0.03 OZ.). THE DRIFT WEST OF THE BASIC DIKE, THAT IS MAINLY IN QUARTZ BRECCIA, AVERAGED 251 GRAMS OF SILVER (8.08 OZ.) AND 3.85 GRAMS OF GOLD (0.12 OZ.). BECAUSE THIS INITIAL SAMPLING WAS ENCOURAGING AND THERE WERE INDICATIONS OF A DISSEMINATED SILVER DEPOSIT A DRILL PROGRAM TO TEST THE DOWN-DIP EXTENSION OF THE RHYOLITE PORPHYRY AND PARTICULARLY THE QUARTZ BRECCIA ZONE WAS COMPLETED.

.....SAMPLES  FROM THE LOWER  WORKING  AVERAGED 55 GRAMS OF SILVER (1.76 OZ.) AND
NEGLIGIBLE GOLD."

NL performed 3,313.50 metres of diamond drilling in 26 holes. Hole diameters ranged from BQ (1.432" inside diameter) to HQ (2.500" inside diameter) size. Drill holes were either vertical or inclined steeply to the south or southwest, and individual holes depths ranged from 50.0m to 201.45m. Their drilling covered an area about 400m east-west by 325m north-south (Figure 4).

The best drill result obtained by NL was in hole T1E.1 which yielded a 19.70m intercept that averaged 192.9 g/t Ag and 4.85 g/t Au. Their interpretation suggests that the main mineralization occurs as a lenticular body that plunges northwest, strikes roughly east-west and dips northward 25 to 30 degrees (Asher, 1977). The mineralization appears to be confined to the rhyolite porphyry unit.

Core recoveries were quite poor. Barren holes/rock units often had 90% -100% recovery, but the host rhyolite porphyry ranged from 6.9% to over 90%. The average recovery in the main zone of interest appears to have been in the 70% to 80% range.

National Lead conducted an in-house global resource estimate of 608,974 tonnes grading 215.15 g/t Ag and 3.51 g/t Au. Applying a safety factor of 10% and assuming that 25% of the tonnage was not recoverable, the net resource was estimated at 395,833 tonnes. A standard method of blocks and sections was employed in their estimate, but a cut-off grade was not stated for either metal. The reader is cautioned that these figures, which in Asher's report were described as "reserves", are historical in nature and do not meet modern reporting standards. Due to the fairly wide-spaced drilling pattern (mostly 50m apart or further), this estimate would be best classified as an "Inferred Resource"; however, portions of the resource in which the drilling density is tighter (<50m between holes) could be classified as an "Indicated Resource."

In 1980, NL commissioned Pincock, Allen & Holt Inc. (PAH), a mining consulting firm from Tucson, Arizona, to perform a pre-feasibility study to determine the economic viability of this deposit. Using a 32 g/t Ag cut-off, PAH calculated a "geological mineral reserve" of 1,261,913 metric tons at a grade of 125.46 g/t Ag and 1.25 g/t Au within the confines of a preliminary open pit configuration. An assumed 10% dilution for mining reduced the projected mill feed grade to
114.09 g/t Ag and 1.13 g/t Au and increased the minable reserve to 1,388,103 metric tons. The estimated waste-to-ore ratio would be 5.31:1 (Perry, 1980). The conventional method of blocks and cross sections was used in their estimation; a 2.0m minimum mining width was also taken into consideration in this study. The reader is again cautioned that the resource estimate calculated by PAH does not meet modern reporting standards or terminology. The term "reserve" is not correct and should be read as "resource." The classification scheme would be more-or-less the same as that suggested by the in-house estimate done by NL.

Certain financial projections were discussed with the concept of a 400 metric ton per day flotation mill being emplaced, plus the construction of a 20km access road to the site, but since these figures are dated and the project was never brought into production, these figures will not be discussed in this report.

PAH cautioned that since the drill holes were fairly widely spaced, and the core recoveries were generally quite poor, uncertainties exist concerning the grade and continuity of mineralization.

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La Trini project National Lead Drill Collars - Dated January 15, 2008

They recommended a carefully supervised check and in-fill drilling program should be completed to verify the preliminary estimates.

The Las Higueras working lies just east of La Trini property boundary and appears to be a continuation of the same mineralizing system. Geological mapping conducted by NL has demonstrated basically the same sequence of geological units occurring here as at La Trini: felsic tuff overlies the quartz porphyry rhyolite which in turn overlies the feldspar porphyry unit. A series of young, northwesterly trending faults offset the units with respect to each other.

Soil and rock geochemistry was done over Las Higueras property. Soil samples were taken throughout on a regular 50m grid, and rock samples were collected at 25m intervals where possible (Asher, 1977). There were no maps provided in the NL report or accompanying data provided by the Vendor.

NL drilled 10 core holes on this property for a total of 899.35m. The results were quite poor with results from the rhyolite or quartz breccia zones ranging from 10g/t to 30g/t Ag. Except for two holes near the western end of the property, core recoveries were generally poor with the worst often being in the zones of interest.

The  author  examined  Las  Higueras  showing  and nearby  geology in 2006.  Las
Higueras is a fairly small working compared to the workings at La Trini. The rhyolite forms a fairly wide body that heads uphill to the east until it is cut off by a cross fault. The rhyolite appears quite massive, and no other signs of old workings or mineralization were found along this trend.

The Mololoa property occurs about 3km southeast of La Trini, directly north of the village of Monte del Favor, and is part of the property package acquired by the Issuer. After performing preliminary surveys on Mololoa in 2005, the Issuer decided to focus future exploration efforts on La Trini.

During the same time frame when NL explored La Trini and other properties in the general area, they conducted geological and geochemical surveys over Mololoa to advance a follow-up drilling program.

Their mapping program differentiated a few lithological units, mostly classified as extrusives. The entire package was interpreted to strike northwesterly and dip 30 to 45 degrees northeast. Numerous faults were observed transecting and displacing the mineralized horizon(s). The author spent 1 week mapping Mololoa in 2005. Although the context of this report is focused on La Trini, references to the geology at Mololoa will be made later where its significance to the interpretation at La Trini is appropriate.

NL classified the lithologies as andesite porphyry, andesite agglomerate and a silicified rhyolite that occurs interbedded between the other two units. They identified a "vein" that trends north 40 degrees west with a dip ranging 35 to 45 degrees to the northeast, essentially parallel to the enclosing volcanic stratigraphy. They also identified low angle faults that also trend northwesterly and dip 35 to 45 degrees to the northeast; the Mololoa vein occupies one such fault

Steeply dipping NW and ENE-trending faults are also noted; the NW-trending ones are observed off-setting the vein, much like at Las Higueras and presumably at La Trini as well.

One hole was drilled at Mololoa, but no information about the hole's statistics or assay results was found in either the report or accompanying maps. The drilling program was abandoned in favour of resampling the numerous old underground workings along the vein.

A total of 170 channel samples were taken from 12 workings on the Mololoa structure(s), plus 24 check samples. NL had difficulties with correlating assays from different laboratories and between check samples and the original samples. Nonetheless, they produced an estimate of possible tonnages over a range of values due to the discrepancies mentioned above.

                   TABLE 2. ESTIMATED TONNAGES AND GRADES FROM
                     UNDERGROUND SAMPLING, MOLOLOA PROPERTY
--------------------------------------------------------------------------------
                                          TONNES      SILVER (G/T)    GOLD (G/T)
--------------------------------------------------------------------------------
possible* tonnage from sampling           125,000       231-331        0.03-1.00
--------------------------------------------------------------------------------
inferred* vein extension along strike     100,000         " "             " "
--------------------------------------------------------------------------------
inferred* vein extension down dip         100,000         " "             " "
--------------------------------------------------------------------------------
Total                                     325,000       231-331        0.03-1.00
--------------------------------------------------------------------------------
* The words "possible" and "inferred" are taken directly from the report by Asher and in no way represent, or are meant to represent the same terms used in classifying mineral resource categories as per NI43-101 guidelines. These are strictly descriptive terms.

They interpreted the early high angle faults as being controls for mineralizing fluids. Later movement on these faults dislocated the Mololoa vein and acted as channelways for groundwater to leach and reprecipitate metals.

The old mine workings follow the Mololoa vein surface for more than 1km strike length; the vein is exposed over about 500m of vein dip. The workings are all in the supergene zone which reaches up to 3m in thickness, but values greater than 100g/t Ag occur generally within 1.5m of vein thickness. Silver is observed as argentite and minor native silver; gold occurs with pyrite or as free gold. The ore minerals occur with manganese and iron oxides. Minor chalcopyrite, malachite, galena and sphalerite were noted (Asher, 1977).

Several other properties in the area were described in Asher's report, but as they are not part of the scope of this report and are somewhat smaller in size, they will not be discussed.

Small scale production came from La Trini and Mololoa, but there are no records available.

REGIONAL GEOLOGY

The Hostotipaquillo-Monte del Favor mining districts occurs within the approximate intersection of two extensive calc-alkaline magmatic arcs: the older Sierra Madre Occidental (SMO) volcanic province and the younger Mexican Volcanic Belt (MVB). The MVB covers the boundary between the SMO and Cretaceous to Paleocene batholith and volcano-sedimentary sequences of the Jalisco block (JB) (Ferrari, et al, 1999.) The Sierra Madre Occidental volcanic province trends northwest along the Pacific margin of Mexico and parallels the western coastline. It extends for approximately 1,700 kilometres from the USA border to the Mexican state of Guerrero.

Two major volcanic sequences occur within the northwest trending Sierra Madre Occidental volcanic province. The older volcanic sequence ranges in age from 100 to 42 M.A. (late Cretaceous to Eocene), is 1 to 1.5 kilometres thick and consists primarily of andesites and minor rhyolites. The younger sequence, referred to as the upper volcanic series, or supergroup, overlies the older intermediate series. The age of the younger sequence is predominantly 37 to 32 M.A., with the latest volcanism occurring around 18 M.A. The younger sequence is dominated by rhyodacite to rhyolitic ignimbrites with intercalated mafic lavas, suggesting bimodal volcanism. The volcanism in the western Sierra Madre represents the largest concentration of pyroclastic flows and ignimbrites in the world.

The Sierra Madre Occidental volcanic province is related to the subduction of the Faralon plate. The Trans-Mexican volcanic arc is reportedly attributed to the subduction of the Rivera and Cocos Plates, which includes the Jalisco Block.

A volcanic plateau deformed by a series of horsts and grabens, forming prominent mesas and canyons, occurs at the area of intersection of the south end of the Sierra Madre Occidental volcanic province (Western Sierra Madre physiographic province) and the Trans-Mexico volcanic arc (see Figure 6). The dominant regional structure features in this area are the approximate north-south Bolanos and Colima grabens, which are separated by the west- northwest trending, apparently left-laterally displaced Zacoalco graben. The Hostotipaquillo -Monte del Favor district is located at the approximate intersection of the Bolanos and Zacoalco grabens and is located along, and bisected by, the boundary of the Sierra Madre Occidental block to the north and the Jalisco block to the south.

LOCAL GEOLOGY

The geology of the Hostotipaquillo district is characterized by late Oligocene to Pliocene volcanic and sub-volcanic intrusive rocks deformed by a set of northwest and approximately east-west trending, graben-forming normal faults. Oligocene and Miocene volcanics are primarily andesite flows, rhyolite ash flow and air fall tuffs, and rhyolite and dacite flow-domes that have been partially covered by Pliocene to Recent basalt flows. The northwest trending graben that extends across most of the district is one of several late Miocene to Quaternary tectonic depressions formed in the area of the intersection of the south Sierra Madre Occidental volcanic province and the Trans-Mexico volcanic arc, and is part of the larger regional west-northwest trending Zacoalco graben system.

The Rio Santiago flows northwest through the district along the northeast margin of the Hostotipaquillo district graben structure, including, from northwest to southeast, the La Trini-Mololoa-Monte del Favor group of mines, the Gran Cabrera group of mines, the Santo Domingo-La Espanola mine group and the Cinco Minas-El Aguila mines vein systems. These faults form prominent scarps that are the canyon walls on the southwest and south side of Rio Santiago. The mineralized vein systems in these faults form dip slopes in the river canyon walls at several locations, such as Cabrera and Santo Domingo-La Espanola.

The  Servicio   Geologico  Mexicano  released  a  revised  geology  map  of  the
Hostotipaquillo District

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La Trini Project Geolgoy of Mexico - Dated January 15, 2008

(CARTA GEOLOGICO-MINERA,  HOSTOTIPAQUILLO, F13-D43, JALISCO Y NAYARIT, 1:50,000.
APRIL,   2006).   Figure  7  is  an  extract  of  this  map   including  the  La
Trini-Mololoa-Monte del Favor district of mines.

The oldest lithology shown occurs just west of La Trini in the lower elevations around the community and old mill called La Pupa. Unit TmDa-Rd is described as an early Miocene microcyrstalline dacite-rhyodacite containing albite and lesser fluorapatite, quartz, sanidine, biotite, hematite and calcite. Minor weak propylitic alteration is observed locally.

The dacite-rhyodacite is conformably overlain by rhyolitic tuffs and ignimbrite (TmTR-Ig). The tuffs appear porphyritic (crystal tuff?) and are oxidized, silicified and chloritized. The ignimbrite contains abundant plagioclase, quartz, biotite and stretched lithic fragments.

Conformably   overlying  the  felsic  tuffs  and  ignimbrite  is  a  mid-Miocene rhyolite-rhyolitic tuff unit (TmTR-R) containing minor andesite intercalations.

The uppermost unit consists of late Miocene andesitic and basaltic tuffs, mostly lapilli (TmA-B). On the Consejos map they are shown as lying west of and physiographically below unit TmTR-R. Whether this is meant to be a down-dropped fault block or the relative age is not certain is not known to the author.

Structural features which Consejos attributes to be related to the formation of the Tepic-Zacoalco graben include: the Cinco Minas normal fault, trending N50(0)W and dipping 70(0)SW; the Plan de Barrancas fault, also trending N50(0)W but dipping 80(0)NW, with an observed length of 8km; the Monte del Favor fault, trending N45(0)W and dipping 72(0)SW over a distance of 27km. Conjugate normal faults were observed in the central part of the map area.

Mapping done by TMXI staff and by the author since 2005 supports the overall structural observations made by the Consejos geologists, but a few more interesting features were discovered that were overlooked or not recognized by either Consejos or NL. Figure 7 shows some additional fault traces added by the Issuer (blue lines). TMXI's senior geologist/project manager, Tito Montano, first recognized the peculiar nature of the major fault zone that occurs along the (footwall) of the host rhyolite porphyry unit in the lower working at La Trini. It consists of a gouge zone in excess of 1m in thickness and has a sinusoidal pattern along its contact with the wallrock. Mr. Montano pointed out that such a pattern is indicative of a large transverse fault, not a normal fault. The author, while mapping the Mololoa property, also found this pattern of shallow dipping faults, sometimes with a mylonitic or cataclastic matrix in excess of 1m in width. This fault zone appears to be the trace of the "Mololoa vein." Because large transverse faults usually occur as near-vertical to steeply dipping features, it stands to reason that these structures must have been rotated into their present positions. The simplest explanation is a series of listric faults occupying arroyos El Coyote, Tamara and Las Higueras (blue ENE-WSW trending fault lines in Figure 7.) The author noted that the flow-banding in the rhyolite south of Arroyo El Coyote has a significantly different orientation than the flow-banding in the same rhyolite unit on the north side of the arroyo.



                                     - 16 -
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La Trini Project Tepic - Zocoalco Rift - Dated January 15, 2008


                                     - 17 -
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La Trini Project Regional Geology - Dated January 15, 2008

At La Trini, the host rock rhyolite appears to be an intrusive body, like a large dyke. At Mololoa, the hanging wall rock to the Mololoa vein/fault trace was previously mapped by NL as a silicified felsic tuff; the author believes that this is actually an aplitic intrusion. It manifests itself not only as a dyke body parallel to the major fault structure, but also as steeply dipping to vertical, NE-trending dykes and larger intervening bodies. This same aplitic unit and structural setting occurs at the Barradon working in Arroyo Tamara just north of Mololoa. It is possible that there may be a genetic link between the two intrusive types, and furthermore, that La Trini may be the higher, more shallow equivalent of the aplitic phase found at Mololoa. In essence, this may be the same transverse fault and intrusive system, disjointed and rotated by the northwesterly dipping listric faults.

Steeply dipping, northeasterly trending, conjugate normal faults are shown as blue dashed lines on Figure 7. They appear to be younger as they offset the listric faults slightly.

Other conjugate normal faults, mostly running north-south, occur at La Trini, but they are too numerous to show on this map; they will be discussed in the section on the property geology.

The Consejos map shows the Monte del Favor fault trending through the center of La Trini and being slightly offset by a NE-SW normal? fault. The Monte del Favor fault may be the structure that marks the eastern-northeastern boundary of La Trini deposit. It probably extends to the listric fault just south of La Trini deposit and is displaced along it rather than along the NE-SW trending normal fault.

Another major fault was identified by the author in 2005 while examining workings on and around the Guachopinis property, 3km east of La Trini. As viewed from the ridge along the south side of Arroya Tamara, what was evident was a clear change in the geomorphology and colour of outcrops on either side of a lineament transecting the eastern limb of the high peak located at the center of the Guachopinis property. It appeared that all the mineral showing occurred west of this break, and the rocks to the east were barren, lighter coloured felsic and intermediate tuffs. Examination of this structure on Landsat imagery and on the local topographic map clearly defined the projection of this major feature to the northwest and southeast. The northwestern extension, after a slight left-lateral offset by Falla San Juan along Rio Santiago, continues on the north side of the river. This appears to be a large normal fault with a steep dip to the east. It has down-dropped clearly younger, unmineralized lithologies to the east, juxtaposing them next to rocks hosting La Trini-Mololoa-Monte Del Favor deposits. It is interesting to note on the Consejos map that, even though they did not recognize this structure, they did identify the concentration of mineralized occurrences west of this break (see narrow hatch pattern on Figure 7.)

The Consejos map shows the Cabrera and Victoria faults running east-west across the young fault, described above. These faults which dip moderately to the north, would certainly have been offset by this younger fault; the positions of the old mines east of the young fault relative to the mines west of the fault supports the sense of direction for such a normal fault. The Consejos map indicates that the veins west of the fault dip about 20 degrees less than the veins to the east.

PROPERTY GEOLOGY

According to the Consejos regional map, La Trini sits where a northeast-trending fault places the rhyolite-rhyolitic tuff unit (TmTR-R), to the northwest, next to the andesitic-basaltic lapilli tuff unit to the southeast (TmA-B). The maps shows a dip of -40 degrees on this fault; the author believes this would likely be a measurement taken from one of the underground workings at La Trini.

An extensive description of the various lithologies is not warranted, but the reader is referred to Figure 8 for a description of the main units mapped on the property.

The most significant unit is the quartz eye rhyolite (light blue) unit. This is the host rock to the silver-gold mineralization. The unit is creamy-white to grey, but its most diagnostic feature is the abundance of fluid inclusions in the quartz phenocrysts, many visible to the unaided eye. The rhyolite, as mentioned in the previous section, is an intrusive rock which has been emplaced along a major transverse fault that has been subsequently rotated into its present position by a listric fault which is traced by Arroyo Las Higueras immediately south of the workings.

The footwall to the rhyolite/fault structure is a beige to tan coloured dacitic tuff and ignimbrite unit. Observations made along the lower level adit revealed flow banded textures dipping moderately (40 to 50 degrees) southward, while the large fault zone at the contact with the rhyolite porphyry dips gently to the north. This dacite unit was encountered in the footwall of all the drill holes and served as a good marker horizon. The reader is referenced to the flow lineations measured in various units south of the listric fault: dips on average are about 20 to 30 degrees steeper south of the fault than those found in the hanging wall of the listric fault to the north.

Immediately above the rhyolite outcrops a white weathering, chalky tuff. This presumably felsic tuff contains disseminated pyrite (in drill cuttings) which when weathered produces this white, extremely friable and recessive unit. This felsic tuff is overlain by a maroon andesitic to basaltic tuff and lava unit in outcrop, but it seems to intercalate with it as well, as evidenced in drilling.

Figure 9 shows the detailed geology of the two underground workings, Cielito Lindo being the upper one. Basically, the same units are shown, but some younger andesite and basalt dykes cut the rhyolite along steeply northerly dipping to vertical structures that trend northwesterly. Drifts in both levels follow these dykes which occupy fault along which supergene enrichment has occurred, the targets of the original miners. A zone of brecciation occurs along the major transverse fault trace between the rhyolite and footwall dacite in the lower working, dipping about 20 degrees to the north. A quartz vein occurs just south of the fault gouge zone, separated by a narrow mafic dyke.

DEPOSIT TYPE & MINERALIZATION

Aside from the complex structural evolution at both La Trini and Mololoa properties, the most striking feature about La Trini is that the mineralization is intrusive-hosted, not epithermal in the traditional sense. Mineralization consists of both quartz vein/veinlet and disseminated styles,

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La Trini Project Property Geology - Dated January 15, 2008


                                     - 21 -
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La Trini Project - Undergroun Geology - Dated January 15, 2008
comprised mostly of finely disseminated pyrite, argentite and lesser amounts of hessite, a silver telluride. The tabular intrusive body sits within the bounds of a large transverse fault that has been segmented and rotated into its present position via northwesterly dipping listric faults. The total sulphide content is quite low in the rhyolite, and as such would be best classified as a "low sulphidation" intrusive-hosted deposit.

From the author's personal experience and research of properties along the Rio Santiago boundary of the Tepic-Zacoalco rift, it appears that there may be a genetic link to the series of past-producing mines along the Cinco Minas to Cabrera belt, possibly including Monte del Favor. These mines are best classified as low sulphidation epithermal veins containing dominantly silver sulphides and related oxide minerals. These are generally evolved systems, with the vein of the El Abra shoot at Cinco Minas reaching 20m in thickness.

A fluid inclusion study was performed on two sample of the rhyolite from La Trini. The description by the petrographer states that it is a porphyritic rock with subhedral phenocrysts of feldspar (type not mentioned) ranging 1-3mm in length and comprising 15-20% of the groundmass. The quartz eyes are bipyramidal, 1-3mm in size and comprise about 2-3% of the rock groundmass. The rhyolite is cut by quartz veins containing some angular fragments of altered rock.

The inclusions are classified as a two-phase type (liquid plus vapour) but are dominantly fluid-rich. Some are a three phase type (liquid+vapour+/-solid) containing some small dark minerals (Landin, 2005).

Very fine black granules were observed in thin section, believed to be oxidized iron minerals.

The nature of these inclusions suggest a sub-volcanic environment, similar to the environment found in deeper epithermal deposits. A tentative, but not precise estimate of 300(0)C is suggested as a temperature of deposition.

In summary, the mineralization that has been encountered in outcrop, underground workings and in drilling is basically restricted to the quartz eye rhyolite porphyry unit and to some extent in brecciated, veined and intruded dacite in the footwall of the fault/rhyolite contact. There are some signs of propylitic and stringer alteration in the hanging wall and footwall, respectively, but these areas do not appear to contain any significant amounts of mineralization. Basically, the target is an intrusion-hosted, disseminated and/or stockwork style, bulk tonnage silver-gold deposit.

EXPLORATION

As part of a due diligence investigation, the Issuer collected 15 channel samples from various parts of the upper (Cielito Lindo) level in December, 2004. The results confirmed the historical data, and an agreement was signed between the Issuer and the Vendor in 2005.

The first significant work done in 2005 was a detailed resampling of both levels plus all pits, trenches and outcrops along the rhyolite porphyry exposures and country rock. A total of 197 samples were collected.

The table below summarizes the best intercepts from this program; Figure 10 shows the locations of the trenches with reported intercepts highlighted in red.

          TABLE 3. BEST INTERVALS FROM TRENCH/OUTCROP SAMPLING PROGRAM

--------------------------------------------------------------------------------
TRENCH NUMBER*         COMPOSITE LENGTH (M)           AU (G/T)          AG (G/T)
--------------------------------------------------------------------------------

TR1                          7.3                        0.3               116
--------------------------------------------------------------------------------
TR2                          3                          1.3               137
--------------------------------------------------------------------------------
TR4                          3                         <0.1               164
--------------------------------------------------------------------------------
TR6                          2.25                       0.4               127
--------------------------------------------------------------------------------
TR6                         20.8                        0.6               108
--------------------------------------------------------------------------------
TR7                          4.35                       0.8                83
--------------------------------------------------------------------------------
TR8                          6.8                        0.2                60
--------------------------------------------------------------------------------
TR9                         12.9                        1.3               199
--------------------------------------------------------------------------------
TR10                         6.25                       8.7               179
--------------------------------------------------------------------------------
TR12                        12.3                        3                 154
--------------------------------------------------------------------------------
TR13                         4.1                        1.3               105
--------------------------------------------------------------------------------
TR16                         7.9                        5.2               179
--------------------------------------------------------------------------------
TR23                         4.3                        1.4               109
--------------------------------------------------------------------------------
TR24                         2.6                        1.4                46
--------------------------------------------------------------------------------
TR18                         7                          4.1               163
--------------------------------------------------------------------------------
TR19                         4.9                        1.2               316
--------------------------------------------------------------------------------
TR20                         6                          0.2               122
--------------------------------------------------------------------------------
TR21                        11.2                        0.5               109
--------------------------------------------------------------------------------
TR22                         9.5                        0.1                82
--------------------------------------------------------------------------------
* TR11, TR14, TR15, TR17 are from the underground workings, shown in Table 4 and in Figure 11

The upper and lower adits, about 40 vertical metres apart, were reconditioned where necessary and sampled; individual sample widths ranged from 1.05m to 2.6m. Figure 11 shows the location of the best composited intervals listed in Table 4.

            TABLE 4. BEST INTERVALS FROM UNDERGROUND SAMPLING PROGRAM

--------------------------------------------------------------------------------
INTERVAL               COMPOSITE LENGTH (M)           AU (G/T)          AG (G/T)
--------------------------------------------------------------------------------

   A                         8.2                        2.2               144
--------------------------------------------------------------------------------
   B                        22.2                        1                  93
--------------------------------------------------------------------------------
   C                         1.5                        1.6               255
--------------------------------------------------------------------------------
   D                        14.25                       0.6               564
--------------------------------------------------------------------------------
   E                         5.56                       0.3                64
--------------------------------------------------------------------------------
   F                        15.35                       1.4               157
--------------------------------------------------------------------------------
   G                         4                         11.7               248
--------------------------------------------------------------------------------
   H                         2                          0.5                37
--------------------------------------------------------------------------------
   I                        12                          0.4               127
--------------------------------------------------------------------------------
   J                        14                          0.8               114
--------------------------------------------------------------------------------
   K                         2                         0.1                 32
--------------------------------------------------------------------------------
   L                         8                         0.1                 30
--------------------------------------------------------------------------------

[GRAPHIC OMITTED][GRAPHIC OMITTED]

La Trini Project Trench Sampling - Dated January 15, 2008

[GRAPHIC OMITTED][GRAPHIC OMITTED]

La Trini Project Underground Sampling - Dated January 15, 2008

Following the channel sampling program, a control grid was established for mapping and soil sampling purposes. It covered an area 1,400m east-west by 500m north-south. Soil samples were collected at stations located every 25m along the grid lines. A total of 383 samples were taken and analyzed for multi-elements using ICP technique.

The analytical results yielded strong anomalies in indicator elements along the trend of the rhyolite outcrop which remained open to the west. In late 2005 early 2006, the grid was extended 700m to the west; the crosslines averaged about 600m in length. An additional 362 samples were collected from this extended grid, and the results of this survey are shown in figures 12 to 17. The network of mauve coloured lines with 4-digit coordinates is the soil grid with local grid coordinates shown for reference. The major faults and contacts have been included in these figures to highlight certain offsets in the geochemical pattern.

The soil samples show strongly anomalous arsenic, silver, lead, zinc and barium with moderate to weakly anomalous copper.

Anomalous Ag values occur directly over the rhyolite outcrop area of the central Trini zone and at the eastern and western ends of the grid.

Zinc values coincide with the Ag somewhat, but anomalous values also exist along the western margin of the main zone and along the projection of the NE-trending fault that passes nearby.

Anomalous lead values more-or-less parallel the zinc but appear to be a little more widespread. The projection of a north-south trending normal fault through local grid line 5300E truncates some highly anomalous Pb to the west from weak values to the east. Mapping has determined that a normal fault should exist here, down-dropping a graben block between L5300E and probably the north-south drainage between L5700E and L5750E.

Anomalous arsenic values closely approximate the Pb anomalies, and again, they seem to define the extent of the rhyolite host rock very well. The graben fault mentioned above is well highlighted by the lack of anomalous values between the two north-south drainages.

Barium shows a strong anomalous cluster around the main Trini zone and fairly anomalous values along the western extension to the rhyolite; there are no anomalies along the eastern margin of the grid; however, some isolated Ba anomalies exist elsewhere on the grid for no apparent reason. Whether this anomalous pattern is related to the economic metallogeny of the deposit or is a function of the chemical composition of the rhyolite (celsian feldspar?) is not known. Barium is only partially digested in conventional aqua regia, so an entirely accurate pattern may not be presented.

Copper provided only a few weakly anomalous results, yet these anomalies still identified the rhyolite porphyry and its projections to the west and east. Except for one sample at the very southwestern part of the grid that ran 1,200 ppm Cu, the values were generally in the low 100's ppm. It is possible that the low Cu values reflect the level of emplacement of the rhyolite intrusion, as is suggested by the other metal associations, described above, and in the petrographic report: more akin to an epithermal level.

[GRAPHIC OMITTED][GRAPHIC OMITTED]

La Trini Project Soil Samples:  AG - Dated January 15, 2008

[GRAPHIC OMITTED][GRAPHIC OMITTED]

La Trini Project Soil Samples:  ZN - Dated January 15, 2008

[GRAPHIC OMITTED][GRAPHIC OMITTED]

La Trini Project Soil Samples:  PS - Dated January 15, 2008

[GRAPHIC OMITTED][GRAPHIC OMITTED]

La Trini Project Soil Samples:  AS - Dated January 15, 2008

[GRAPHIC OMITTED][GRAPHIC OMITTED]

La Trini Project Soil Samples:  BA - Dated January 15, 2008

[GRAPHIC OMITTED][GRAPHIC OMITTED]

La Trini Project Soil Samples:  CU - Dated January 15, 2008

An induced polarization survey was conducted within the bounds of the original grid following the phase 1 drill program in September, 2005. The program was performed by Exploracion Geofisica of Hermosillo, Sonora, Mexico, employing a dipole-dipole array. Seventeen traverses were collected for a total of approximately 7 line kilometres of data collection. The dipole spacing was 50m with a station spacing of 50m, and most of the data was recorded to a depth level of "n=6" (150 to 200m). The interval between the traverses was 50m or 100m. The data was subsequently modeled by another geophysicist in Australia from whom most of these observations are derived: "...THE RESULTANT MODELS HAVE IDENTIFIED A CHARGEABLE BODY THAT IS COINCIDENT WITH KNOWN MINERALIZATION, AS WELL AS DEFINING STRIKE AND DEPTH CONTINUITY OF THIS FEATURE. ALSO NEW DISCRETE CHARGEABLE BODIES AND LARGE STRONG CHARGEABLE ZONES ARE DELINEATED BY THE INDUCED POLARISATION SURVEY." (McInnis, 2005).

All the traverses were modeled using the Zonge smooth model inversion, a robust way of converting the observed pseudo-section data into resistivity and chargeability models that reflect the geometries and locations of the anomaly sources. The instrumentation used to collect the data for this survey did not have digital data recording facilities; thus, it was difficult to comment on the quality of the data for the survey. However, McInnis believes the coherency of most of the anomalies' trends and features recorded in the observed data and delineated in the subsequent models indicate that the data was of fair to good quality.

McInnis states that the observed chargeability data and subsequent model for traverse line 5050E has defined a chargeable source that correlates well with the mineralisation intersected in holes TRRC-10, TRRC-11 and adit TR15. This chargeable body has an apparent southerly dip and may be best investigated with a northerly dipping drill hole. Also, the chargeable source appears to develop into a strong chargeable body of significant volume at depth, and this may warrants further investigation. Figure 18 is a rendition of the chargeability model plus some fault traces suggested by McInnis and the author.

McInnis further states, ....ADDITIONALLY,  THE CHARGEABILITY DATA AND SUBSEQUENT
RESULTANT MODELS HAVE IDENTIFIED TWO ZONES, ONE TOWARDS THE EASTERN MARGIN AND THE OTHER ON THE WESTERN MARGIN OF THE PROJECT AREA, THAT ARE OF LARGE VOLUME WITH HIGHLY ELEVATED CHARGEABILITY. ALSO, FOUR SMALLER DISCRETE CHARGEABLE
ANOMALIES HAVE BEEN DELINEATED ACROSS THE PROJECT AREA....

NONE OF THE CHARGEABLE BODIES ARE COINCIDENT WITH CONDUCTIVE SOURCES; THIS INDICATES THAT THE SOURCES OF THE ELEVATED CHARGEABILITY ARE NOT RELATED TO GRAPHITIC ROCKS OR SHALE. ALTHOUGH THE RESISTIVITY DATA DOES NOT IDENTIFY ANY DISCRETE TARGETS; THE CONTINUITY AND TRENDS OF THE DEFINED FEATURES ENHANCES THE CONFIDENCE IN THE RECORDED DATA AND THE RESULTANT MODELS (FOR BOTH RESISTIVITY & CHARGEABILITY). IT APPEARS THAT THE RESISTIVITY DATA AND MODELS ARE IDENTIFYING A TREND THAT STRIKES IN AND EAST WEST ORIENTATION ACROSS THE PROJECT AREA. JUST TO THE EAST OF THE CURRENT DRILLING THERE APPEARS TO BE SOME FAULTS THAT TRUNCATE AND OFFSET THE CONTINUITY OF THESE RESISTIVE TRENDS. ALSO IT IS MOST INTERESTING TO NOTE THE DISCONTINUITY OF THE HIGH AND LOW RESISTIVITY TRENDS IN THE ZONES OF LARGE ELEVATED CHARGEABILITY AT EITHER END OF THE PROJECT AREA."

[GRAPHIC OMITTED][GRAPHIC OMITTED]

La Trini Project Inversion Modeled Chargeability Shells & Interpretation
 - Dated January 15, 2008

[GRAPHIC OMITTED][GRAPHIC OMITTED]

La Trini Project Inversion Modeled Resistivity Shells & Interpretation
 - Dated January 15, 2008

[GRAPHIC OMITTED][GRAPHIC OMITTED]

La Trini Project Inversion Modeled Chargeability & Resistivity Shells
 - Dated January 15, 2008

To supplement the observations made by McInnis, it has been determined by drilling that the high chargeability shells are a manifestation of the finely disseminated pyrite found in the felsic tuff which directly, or indirectly, overlies the quartz eye rhyolite. This altered tuff does not represent a target in itself, but it may be a relict propylitic alteration halo adjacent to the mineralization found in the rhyolite intrusive. Furthermore, the author believes that the resistivity model is a fair representation of the rhyolite unit which is well silicified and quite low in total sulphide content. The resistivity is not as well defined in the main drilled area of the target (3,000 ohm-m and >) as seen in Figure 19. The target area connects to the large resistive body north of drilled area when viewed with the 1,000 ohm-m shell activated in the 3-D model viewer program. Whether this is due to bad data or the resistive nature of the more mineralized rock is slightly less is not known.

Figure 20 is a view of both the resistivity and chargeability shells superimposed, as viewed from the west. What is evident is the slight northerly dip to the models and how the chargeability model mantles the resistivity model, slightly above and to the north.

McInnis made several recommendations for possible drilling of which two were later drilled to test chargeability anomalies.

All work on this property has been carried out by the Issuer's staff in Mexico and by the author, except for the induced polarization survey which was done by a geophysicist from Hermosillo, Sonora, Mexico.

DRILLING

The Issuer conducted three phases of reverse circulation drilling on the property: the first one between August and early September, 2005, the second between late January and late March, 2007 and the third in October, 2007. Diversified Drilling (formerly Dateline Drilling) of Hermosillo, Sonora, Mexico was the contractor for the first two programs, and Layne de Mexico, also of Hermosillo, was the contractor for the third program.

In the first phase, 15 holes were drilled in the core mineralized area defined by NL. The holes were drilled between local grid sections 4900E and 5100E, inclusive, over roughly a 2 hectare area. The total amount drilled was 1,337.1m with individual hole depths ranging from 48.8m to 148.3m. All holes were drilled southerly at -60(0) inclination to intercept the rhyolite body as near to perpendicular as possible.

During the second phase, 20 additional holes were drilled. Seven holes were sited in the western extension zone, two were located east of the main zone, two north of it and nine were sited within it. Again, all holes were directed southerly with a -60(0) inclination. The total metrage drilled was 2,687.3m with individual holes ranging from 36.6m to 251.0m depth.

In the third program, 15 holes were drilled for a total of 2,381 m. Individual holes ranged in depth from 79.25m to 210m. The entire drill program was located within the principal mineralized zone, partly attempting to delineate and orient the high grade zone discovered in hole TRRC-32. All holes were directed southerly at -60 degrees except for hole TRRC-49 which was directed northeasterly at -52.5 degrees, again, in an attempt to further define and delimit the mineralization found in TRRC-32.

Standard 10-foot double-walled reverse circulation (RC) piping was used with a 4 3/4 inch diameter hammer. The hammer has two inlet holes for sample return on its face. All holes were drilled dry except when ground conditions necessitated switching to water; samples were collected via a dry or wet cyclone, as applicable. In the third program an older style cross-over hammer was used in the latter part of the program.

From the available data from previous drilling, underground and surface mapping and sampling, it was interpreted that the target is mostly a disseminated and/or stockwork style deposit hosted within the rhyolite porphyry. Deemed to be largely isometric in mineral distribution, except for the narrow, steeply dipping, east-west structures containing the supergene mineralization, it was decided to drill perpendicular to the previously-interpreted dip of the rhyolite. The subseqently interpreted cross-sections indicate that the average dip, where not complicated by faulting, is in the order of -20 degrees to the north, thus, the sample intervals are more-or-less perpendicular to the dyke and can be considered to be close to true thicknesses (within 10 degrees from perpendicular). Where the supergene mineralization occurs along the steeply north to northeasterly dipping faults and/or dykes, the intercept angle is steeper, in the neighbourhood of 30 degrees from perpendicular to the interpreted trend of this style of mineralization.

In almost all cases, the rhyolite porphyry is overlain by the felsic tuff unit. A maroon andesitic lava is intercalated with the felsic tuff in several holes, mostly north and east of the main zone, but in two holes the lava sits directly on top of the rhyolite. This is considered to be a bimodal volcanic sequence (Montano, pers Comm.) The footwall to the rhyolite is always the dacitic tuff and ignimbrite unit. Detailed cross-sections of the drill holes are found in the MINERAL RESOURCE AND MINERAL RESERVES ESTIMATE part of this report.

The Issuer has made public several press releases announcing significant drill intercepts; the table below is a summary of all the best intervals report since drilling started in 2005.

                    TABLE 5. PUBLICLY REPORTED DRILL RESULTS

--------------------------------------------------------------------------------
  HOLE          SECTION       FROM        TO      METRES      GOLD        SILVER
 NUMBER                        (M)        (M)                 (G/T)        (G/T)
--------------------------------------------------------------------------------
TRRC-02          4900E         22.4      26.4        4         1.5          102
--------------------------------------------------------------------------------
TRRC-03          4950E         22.4      28.5        6.1       0.1           74
                               32.5      36.6        4.1       3.7          215
--------------------------------------------------------------------------------
TRRC-04          4950E          4.1      18.3       14.2       0.1          108
--------------------------------------------------------------------------------
TRRC-05          4950E         50.8      57          6.2       2.0           54
                              109.8     113.8        4         0.1           90
--------------------------------------------------------------------------------
TRRC-06          5000E          8.1      26.4       18.3       3.1          150
--------------------------------------------------------------------------------
TRRC-07          5000E         26.4      36.6       10.2       1.1           78
                               61.0      65.0        4         0.2           45
--------------------------------------------------------------------------------
TRRC-08          5000E         50.8      56.9        6.1       0.2           53
                               63.0      67.1        4.1       0.4           43
                               75.2      81.3        6.1       0.3           69
--------------------------------------------------------------------------------

TRRC-09          5050E         18.3      24.4        6.1       1.1          201
                               26.4      36.6       10.2       0.3           72
--------------------------------------------------------------------------------
TRRC-10          5050E         32.5      71.1       38.6       0.7           66
including                      40.7      50.8       10.1       1.6          139
--------------------------------------------------------------------------------
TRRC-11          5050E         71.0      77.2        6.2       1.6           92
                               84.3      89.4        5.1       5.0          184
                               91.5      97.6        6.1       0.4           87
--------------------------------------------------------------------------------
TRRC-12          5100E         20.3      22.4        2.1       1.7          463
                               30.5      38.6        8.1       0.3           58
                               44.7      48.8        4.1       0.8           69
--------------------------------------------------------------------------------
TRRC-13          5100E         52.8      61          8.2       0.2           46
                               73.2      77.2        4         0.1          102
--------------------------------------------------------------------------------
TRRC-14          5100E         48.8      50.8        2         0.4          134
--------------------------------------------------------------------------------
TRRC-15          5100E         69.1      71.1        2         0.5           70
                               91.5      97.6        6.1       1.0          198
--------------------------------------------------------------------------------
TRRC-25          5050E        150.4     158.5        8.1       0.3           87
--------------------------------------------------------------------------------
TRRC-26          5250E          8.1      10.2        2.1       0.2           65
                              121.9     124          2.1       0.2          114
--------------------------------------------------------------------------------
TRRC-32          5050E        130       154.4       24.4       6.4        1,629
including                     132       144.3       12.3      12.1        3,188
                              158.5     160.5        2.0       0.9          188
--------------------------------------------------------------------------------
TRRC-33          4950E         71.1      79.2        8.1       0.1          113
                               87.4      89.4        2.0       0.2           59
                               93.5      95.5        2.0       0.04          67
                              103.6     105.6        2.0       0.02          33
--------------------------------------------------------------------------------
TRRC-34          4950E        152.4     158.5        6.1       0.1           59
--------------------------------------------------------------------------------
TRRC-36          5050E        103.7     111.8        8.1       1.86          93
                              117.9     126.0        8.1       0.43          39
--------------------------------------------------------------------------------
TRRC-37          5050E        113.8     126.0       12.2       0.79          48
                              130.1     142.3       12.2       0.43          47
--------------------------------------------------------------------------------
TRRC-38          5050E        136.2     142.3        6.1       2.80         174
--------------------------------------------------------------------------------
TRRC-39          5050E        138.2     140.2        2.0       0.75          42
--------------------------------------------------------------------------------
TRRC-40          5000E         83.3      89.4        6.1       0.52          56
                              101.6     107.7        6.1       0.03          33
                              115.8     117.9        2.1       0.19          60
--------------------------------------------------------------------------------
TRRC-41          5000E        103.7     111.8        8.1       0.53          70
--------------------------------------------------------------------------------
TRRC-42          5000E        105.7     107.7        2.0       0.10         191
--------------------------------------------------------------------------------
TRRC-43          4950E         81.3      89.4        8.1       1.88          96
--------------------------------------------------------------------------------
TRRC-44          4940E         77.2      79.3        2.1       0.08          99
--------------------------------------------------------------------------------
TRRC-45                       134.1     140.2        6.1       0.13          80
--------------------------------------------------------------------------------
TRRC-46          5075E        140.2     142.3        2.1       0.27          41
                              150.4     152.4        2.0       0.04          43
                              154.5     158.5        4.0       0.17          38
--------------------------------------------------------------------------------

TRRC-47          5065E        140.2     142.3        2.0       0.61          81
--------------------------------------------------------------------------------
TRRC-48          5150E          8.1      10.2        2.0       0.27          37
                               22.4      42.7       20.3       0.42         225
including                      24.4      26.4        2.0       1.62       1,389
                               50.8      52.8        2.0       0.13          37
                               65.0      67.1        2.1       0.12          38
--------------------------------------------------------------------------------
TRRC-49          4995E         83.3      93.5       10.2       1.53          68
                               97.6      99.6        2.0       0.78          69
                              105.7     107.7        2.0       0.2           37
                              109.7     111.8        2.1       0.96          60
                              113.8     117.9        4.1       0.92         201
--------------------------------------------------------------------------------
TRRC-50          4900E         42.7      44.7        2.0       0.15         125
                               46.7      48.8        2.1       0.08          74
                               50.8      52.8        2.0       0.03          89
                               71.1      73.2        2.1       0.08          70
--------------------------------------------------------------------------------

Inspection of the cross-sections found in the RESOURCE AND RESERVE ESTIMATION section of this report shows that the mineralization is for the most part confined to the rhyolite unit. Some mineralization and quartz stringer development is found in the footwall dacite/ignimbrite unit up to several meters from the contact, but not in all cases. The distribution within the dyke suggests that there may be primary (hypogene) mineralization roughly parallel to the emplacement of the dyke, but later supergene mineralization crosscuts along young faults, commonly occupied by mafic dykes, as seen in the underground workings.

The hanging wall felsic tuff exhibits strong propylitic alteration (pyrite) plus some quartz vein/stringer development, but potentially economic results for Ag and Au are basically absent. Whether this is a function of the nature of the host rock or if the hanging wall units were displaced somewhat along the transverse fault after the rhyolite was emplaced is not known.

SAMPLING METHOD AND APPROACH

Soil samples were taken with a pick and shovel to reach the desired sampling level, or profile, if present. Either the "B" or "C" horizon was collected, depending on availability. The samples were screened on site if dry, and roughly a 50g sample of -80 mesh material was placed in a kraft paper envelope. Wet samples were sent to the prep lab for drying and screening. Samples were collected at 25m intervals along grid lines spaced 50m and 100m apart. The soil grid covered an area 2,000m east-west by 600m north-south.

Channel samples from the trenches and underground workings were taken by either hammer & chisel or with an electric Kango jack-hammer. Ideally, a 10cm wide by 5cm deep channel sample was sought. Samples were collected with a tarp in the underground workings as they were collected along the walls. The underground and trench samples were taken generally at regular 2.0m intervals, but some samples were narrower, depending on the structure or vein encountered. A total of 197 channel samples were taken from the surface and underground workings over an area roughly 400m northwest-southeast by 150m northeast-southwest.

The reverse circulation drill samples were taken at nominal 2m spacings along the holes. The drill rods are not SI standard but American standard 10-foot lengths. This equates to a 2.03m sample. A total of 1,797 samples were collected in all drill campaigns.

As this is a bulk-mineable target being sought, a sample interval less that 2m in width was considered impractical.

The sampling methodology observed by the author during visits in all campaigns was more than satisfactory. The author is unaware of any factors that could significantly impact the assay results except where on a few occasions an underground working or a fault cavity was encountered, resulting in lower than normal recovery. Extremely high, bonanza grade values in Ag and Au were reported in a 24.4m interval in hole TRRC-32; this hole passed through an apparent fault zone near the base of this intercept (poor recovery, presence of copper oxides--indicative of supergene enrichment). The interpreted section suggests that hole 32 may have intersected a fault at about a 20 degree angle to the hole, but the subsequent drilling could not really determine a lateral or vertical projection to this bonanza zone. Hole TRRC-49 did intercept some higher grade material immediately above and to the east of hole TRRC-32, but there is not enough information to determine an orientation; the lateral extents appear to be restricted to the defined resource block, not exceeding 35m east-west by 25m north-south.

Overall, the sampling approach is very satisfactory and the samples would be representative.

A description of the rock types encountered and significant drill intercepts were discussed in the previous section, DRILLING, and in Table 5, previously.

SAMPLE PREPARATION, ANALYSES AND SECURITY

Soil, trench and underground rock samples were sent directly to the preparatory laboratory, GM LACME in Guadalajara; no further treatment was done to them in the field.

The drill sampling procedure employed by the Issuer's senior geologist and project manager are quite good. A flowchart of the sampling procedure is shown in Figure 21. The following summarizes the sampling procedure used on site:

o The sample that passes through the cyclone is collected in 1m intervals in a large plastic pail. Two pails (2m) constitutes one sample.
o The sample is passed through a Gilson splitter such that the fingers are evenly set for a 50:50 split. The split samples are saved in large plastic bags, identically marked but in different colours (red & blue).
o Due to slight but consistent differences in weight between the two splits, both of these bags were resplit in a Jones sample splitter and collected in plastic pails.
o The pails were weighed with a spring scale, and if the weights differed by less than 1kg, one bucket was put back into a bag for storage. If the differential weights were greater than 1kg, then the sample was resplit until a suitable balance was achieved.

o The remaining sample that wasn't saved for storage was passed through the Jones splitter again. The resulting splits each represented 1/4 of the total sample now. Each split was weighed and treated in the manner described above.
o Once balanced in weight, one split was stored in a plastic bag as the "reject."
o The remaining sample was split and weighed, as described previously. One-half of this sample was added to the "reject" bag, the other half was kept as the sample for the laboratory.

Depending on the percentage of drill chip recovery, the samples sent to the laboratory ranged from 4kg to 6kg in weight.

All the samples from the first drilling program were sent to GM LACME Laboratories in Guadalajara for preparation. The samples were crushed, and a split was pulverized in a ring grinder. A 150g sample of the pulverized material was sent by courier to IPL International Plasma Laboratories Inc. in Vancouver, B.C.

Samples from the second and third programs were shipped to SSP Sonora Sample Preparation, S.A. de C.V. in Hermosillo, Sonora, Mexico. The samples were similarly prepared as at GM LACME and couriered to IPL Laboratories in Vancouver, B.C.

The on-site sample splitting and shipment to the preparatory labs was carried out by personnel employed by the Issuer.

The samples were analyzed for Au and Ag by fire assay-atomic  absorption method;
 Au values greater than 500 ppb were automatically rechecked by fire assay-atomic absorption method, and any samples assaying greater than 1,000 ppb Au were rechecked by fire assay-gravimetric methods.

The following is an extract from IPL's analytical procedures for determining gold and silver:

"METHOD OF GOLD AND SILVER ANALYSIS BY /FIRE ASSAY/AAS

(A) 20 TO 30 GRAMS OF SAMPLES WAS WEIGHED INTO A FUSION POT WITH FLUXES SUCH AS LEAD OXIDE, SODIUM CARBONATE, BORAX, SILICA FLOUR, BAKING FLOUR OR POTASSIUM NITRATE. AFTER THE SAMPLE AND FLUXES HAD BEEN MIXED THOROUGHLY, SOME SILVER INQUART AND A THIN LAYER OF BORAX WAS ADDED ON TOP.

(B) THE SAMPLE WAS THEN CHARGED INTO A FIRE ASSAY FURNACE AT 2000 F FOR ONE HOUR, AT THIS STAGE, LEAD OXIDE WOULD BE REDUCED TO ELEMENTAL LEAD AND SLOWLY SUNKEN DOWN TO THE BOTTOM OF THE FUSION POT AND COLLECTED THE GOLD AND SILVER ALONG THE WAY.

(C) AFTER ONE HOUR OF FUSION, THE SAMPLE WAS TAKEN OUT AND POUR INTO A CONICAL CAST IRON MOULD. THE ELEMENTAL LEAD WHICH CONTAINED PRECIOUS METALS WOULD STAYED AT THE BOTTOM OF THE MOULD AND ANY UNWANTED MATERIALS CALLED SLAG WOULD BE FLOATED ON TOP AND REMOVED BY HAMMERING, A "LEAD BUTTON" IS FORMED.

[GRAPHIC OMITTED][GRAPHIC OMITTED]


La Trini Project Sample Collection Flow Sheet - January 15, 2008

(D) THE LEAD BUTTON WAS THEN PUT BACK IN THE FURNACE ONTO A PREHEATED CUPEL FOR A SECOND STAGE OF SEPARATION, AT 1650 F, THE LEAD BUTTON BECAME LIQUEFIED AND ABSORBED BY THE CUPEL, BUT GOLD AND SILVER WHICH HAD HIGHER MELTING POINTS WOULD STAYED ON TOP OF THE CUPEL.

(E) AFTER 45 MINUTES OF CUPELLATION, THE CUPEL WAS THEN TAKEN OUT AND COOLED, THE DORE BEAD WHICH CONTAINED PRECIOUS METALS WAS THEN WEIGHED AND TRANSFERRED INTO A TEST TUBE AND DISSOLVED IN HOT AQUA REGIA SOLUTION HEATED BY A HOT WATER BATH.

(F)      THE  GOLD  IN  SOLUTION  IS  DETERMINED   WITH  AN  ATOMIC   ABSORPTION
         SPECTROMETER. THE GOLD VALUE, IN PARTS-PER-BILLION, OR GRAMS-PER-TONNE IS CALCULATED BY COMPARISON WITH A SET OF KNOWN GOLD STANDARDS.

(G) THE SILVER RESULT IS DETERMINED BY SUBTRACTING THE GOLD VALUE FROM THE DORE BEAD, AND THEN REPORTED IN PPM OR G/MT.

QUALITY CONTROL

         EVERY FUSION OF 24 POTS CONTAINS 22 SAMPLES, ONE INTERNAL STANDARD OR BLANK, AND A RANDOM REWEIGH OF ONE OF THE SAMPLES. SAMPLES WITH ANOMALOUS GOLD VALUES GREATER THAN 500 PPB ARE AUTOMATICALLY CHECKED BY FIRE ASSAY/AA METHODS. SAMPLES WITH GOLD VALUES GREATER THAN 10,000 PPB ARE AUTOMATICALLY CHECKED BY FIRE ASSAY/GRAVIMETRIC METHODS."

METHOD OF SILVER ANALYSIS BY MULTI-ACID DIGESTION / AAS

(A) 0.25 TO 1.0 GRAMS OF SAMPLE IS WEIGHED ACCURATELY AND TRANSFERRED INTO A 150 ML TEFLON BEAKER, 5 ML HF, 5 ML HNO3, 10 ML HCL AND 2 ML HCLO4 ACID ARE ADDED AND DIGESTED ON HOT PLATE UNTIL DRYNESS, RE-BOIL WITH 80 ML OF 25 % HCL FOR 10 MINUTES AND LET COOLED.

(B) THE DIGESTED SAMPLE WAS DILUTED WITH DE-MINERALIZED WATER TO A FIXED VOLUME. THE SAMPLE WAS AGITATED TO OBTAIN A HOMOGENOUS SOLUTION. THE CONCENTRATION OF SILVER WAS DETERMINED WITH AN ATOMIC ABSORPTION SPECTROPHOTOMETER.

(C) THE RESULT, IN PARTS-PER-MILLION, OR IN GRAM-PER-TONNE, WAS CALCULATED BY COMPARING WITH A SET OF KNOWN AG STANDARDS.

QUALITY CONTROL

(A) AN INTERNAL STANDARD OR BLANK AND A RANDOM REPEAT ARE DIGESTED AND ANALYZED WITH EVERY 20 CLIENT SAMPLES.

(B) SILVER STANDARDS ARE PREPARED BY USING THE SAME MATRIX AS SAMPLES.

* All values that ran greater than 100 ppm silver were reanalyzed by gravimetric finish, as described above for gold.

A known analytical standard was introduced into the sample series at a frequency of 1 per drillhole in the first drill program. This practice was continued in the second and third programs, and a "blank" was also introduced at a frequency of 1 per drillhole in the second and third programs. The blank used was a young Tertiary flood basalt which outcrops under and around the nearby community of Mesa de Tecomatan.

IPL International Plasma Labs Ltd's website states: "SINCE OCTOBER 1997, IPL REGULARLY PARTICIPATED IN THE PROFICIENCY TESTING PROGRAM FOR MINERAL ANALYSIS LABORATORIES (PTP-MAL) WHICH IS OFFERED BY CANMET.

KPMG QUALITY REGISTRAR INC. (KPMG.QRI) HAS APPROVED IPL'S QUALITY SYSTEM (ISO 9002:1994) IN NOVEMBER 1997. INTERTEK TESTING SERVICES NA LTD. HAS APPROVED IPL'S QUALITY SYSTEM (ISO 9001:2000) IN NOVEMBER 2003."

DATA VERIFICATION

The only historical data available to the Issuer and the author were archival reports, maps and sections produced by NL; these were supplied by the Vendor. There was little that was possible to check except the local geology and the underground channel sampling. The mapping performed by the Issuer has elaborated the work done by NL, and the underground channel sampling done by the Issuer supports the results obtained by NL.

The data obtained and compiled by the Issuer was in part compiled and/or supervised by the author at various visits to the property.

During the first drill program, the author supervised the sampling procedure employed in hole TRRC-10; the methodology described previously was used. During the second drill campaign, the author collected 11 duplicate samples from drill hole TRRC-26, including 1 blank. Following the third program, the author collected a further 7 samples from drill hole TRRC-40 and 10 samples from hole TRRC-48. The samples were prepared by SSP Preparatory Laboratory in Hermosillo, and the pulps were shipped to IPL Laboratories in Vancouver for analyses. The comparative results are shown in Table 6, below.

                 TABLE 6. CHECK SAMPLES COLLECTED BY J. NEBOCAT*


---------------------------------------------------------------------------------------------------------------
DRILLHOLE         FROM          TO          TMXI          AU          AG         JN*         AU           AG
                                           SAMPLE                              SAMPLE
---------------------------------------------------------------------------------------------------------------

TRRC-26           77.2         79.2        TR-9314       0.01         4         73810        0.01          4.5
---------------------------------------------------------------------------------------------------------------
TRRC-26           79.2         81.3        TR-9315      <0.01         5.5       73811        0.02          4.9
---------------------------------------------------------------------------------------------------------------
TRRC-26           81.3         83.3        TR-9316      <0.01         0.5       73812       <0.01          1.0
---------------------------------------------------------------------------------------------------------------
TRRC-26           83.3         85.3        TR-9317      <0.01         2         73813       <0.01          2.0
---------------------------------------------------------------------------------------------------------------
TRRC-26           85.3         87.4        TR-9318      <0.01         3         73814       <0.01          1.5
---------------------------------------------------------------------------------------------------------------
TRRC-26           87.4         89.4        TR-9319      <0.01         5         73815        0.01          5.0
---------------------------------------------------------------------------------------------------------------
TRRC-26           89.4         91.4        TR-9320       0.01         1         73816        0.02          1.5
---------------------------------------------------------------------------------------------------------------
TRRC-26          blank        blank        TR-9321      <0.01         0.5       73817       <0.01          0.5
---------------------------------------------------------------------------------------------------------------
TRRC-26           91.4         93.5        TR-9322      <0.01         1         73818        0.01          1.0
---------------------------------------------------------------------------------------------------------------
TRRC-26           93.5         95.5        TR-9323      <0.01         3.9       73819        0.01          3.5
---------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
DRILLHOLE         FROM          TO          TMXI          AU          AG         JN*         AU           AG
                                           SAMPLE                              SAMPLE
---------------------------------------------------------------------------------------------------------------

TRRC-26           95.5         97.5        TR-9324      <0.01         1.5       73820        0.01          1.5
---------------------------------------------------------------------------------------------------------------
TRRC-26           97.5         99.6        TR-9325      <0.01         2         73821        0.01          1.5
---------------------------------------------------------------------------------------------------------------
TRRC-40           81.3         83.3        TR-9973       0.07        15.2       JN5011       0.06         15.9
---------------------------------------------------------------------------------------------------------------
TRRC-40           83.3         85.4        TR-9974       0.13        30.4       JN5012       0.24         34.0
---------------------------------------------------------------------------------------------------------------
TRRC-40           85.4         87.4        TR-9975       0.79        74.6       JN5013       0.98         74.7
---------------------------------------------------------------------------------------------------------------
TRRC-40           87.4         89.4        TR-9976       0.63        64.1       JN5014       0.78         75.5
---------------------------------------------------------------------------------------------------------------
TRRC-40           89.4         91.5        TR-9978       0.21        27.9       JN5015       0.2          28.5
---------------------------------------------------------------------------------------------------------------
TRRC-40           91.5         93.5        TR-9979       0.02        12.3       JN5016       0.02         13.3
---------------------------------------------------------------------------------------------------------------
TRRC-40           93.5         95.5        TR-9980       0.04        26.1       JN5017       0.03         31.3
---------------------------------------------------------------------------------------------------------------
TRRC-48           22.4         24.4        TR-10251      0.02        35.9       JN5001       0.02         38.3
---------------------------------------------------------------------------------------------------------------
TRRC-48           24.4         26.4        TR-10252      1.62      1389.3       JN5002       1.82       1605.9
---------------------------------------------------------------------------------------------------------------
TRRC-48           26.4         28.  5      TR-10253      0.13        83.4       JN5003       0.15         78.7
---------------------------------------------------------------------------------------------------------------
TRRC-48           28.5         30.5        TR-10254      0.12        43.1       JN5004       0.08         39.3
---------------------------------------------------------------------------------------------------------------
TRRC-48           30.5         32.5        TR-10255      0.02        49.3       JN5005       0.02         59.5
---------------------------------------------------------------------------------------------------------------
TRRC-48           32.5         34.6        TR-10256      0.04        37.8       JN5006       0.02         42.1
---------------------------------------------------------------------------------------------------------------
TRRC-48           34.6         36.6        TR-10257      0.74       103.5       JN5007       0.79        112.4
---------------------------------------------------------------------------------------------------------------
TRRC-48           36.6         38.6        TR-10258      1.09       354.4       JN5008       1.36        381.4
---------------------------------------------------------------------------------------------------------------
TRRC-48           38.6         40.6        TR-10259      0.33       124.3       JN5009       0.39        139.9
---------------------------------------------------------------------------------------------------------------
TRRC-48           40.6         42.7        TR-10260      0.06       33.4        JN5010       0.07         36.2
---------------------------------------------------------------------------------------------------------------

Hole TRRC-26 did not intercept a highly mineralized zone, but the results obtained in the check samples compare quite favourably with the originals. The results of the check samples taken from holes TRRC-40 and TRRC-48 compare quite favourably as well. Except for three of the samples, the check samples were all slightly higher in silver values than the originals. This may be acountable to a slight variation in the calibration of the instruments used by the laboratory, but this can not be confirmed. In any event, the variation is not significant. The highly anomalous silver value (TR-10252, JN5002) showed the greatest variation, but this is to be expected when dealing with extremely high grade material. The gold check values compared extremely well with the original sample results.

ADJACENT PROPERTIES

There are no properties adjacent to La Trini that are known to be held by a public company. The author is unaware of any nearby deposit(s) on which exist mineral resources or mineral reserves.

MINERAL PROCESSING AND METALLURGICAL TESTING

There has been no mineral processing or other metallurgical testwork done on the property by the Issuer. There is no record of any such work having been done by the previous operators.

MINERAL RESOURCE ESTIMATES

A mineral resource was calculated by the author in the main La Trini area. Used in this estimate were the drill data from the three campaigns, the surface trench assays, the underground assays and the geological data collected by the Issuer. Of the 50 holes drilled on the property, 36 lie within, or in close proximity to, the main mineral body hosted by the quartz eye rhyolite.

The calculated mineral resource is bounded by local grid section line 4850E (UTM 582,800E) to the west and local grid line 5150E (UTM 583,150E ) the east. The eastern boundary is truncated obliquely by a large, northwesterly trending fault, the northern limit is bounded in part by a northeasterly trending normal fault, and the southern and western boundaries by surficial outcrop exposures.

Figure 22 shows the location of the drillholes along with the geology, trench and underground sample locations used in this estimate. The red polygon is an approximate boundary showing the limits of the resource. Figures 23 to 30 show the sections along local grid lines 4850E and 5150E.

The classical method of sections using polygons and midpoint bisectors between drillholes and/or trenches and/or underground workings was employed. This was accomplished by using a combination of Interdex drill plotting, CADD and spreadsheet programs. Drill sections were digitized on-screen and the section widths were input via keyboard. Surface topography, polygon boundaries, midpoints and bisectors were digitized in CADD and ported to Interdex. Anomalous histograms along drillholes, adits and trenches were digitized as polygons on-screen, and the program automatically generated areas and section widths for the polygons. These polygon statistics were automatically saved in an ASCII
(CSV) file which was later ported to a spreadsheet program for final manipulations.

The following is a list of parameters used in this calculation:

o Polygonal blocks were not wider than 50m, or 25m either side of the section line on which the drillholes, trenches, underground workings occur.
o The midpoint between the drillholes and/or trenches, and/or underground workings was used as the boundary between adjacent resource blocks within a section.
o A cut-off value of 30 g/t Ag was used. In a few exceptions, values of >29 g/t Ag and <30 g/t Ag were used, allowing for some analytical variance.
o Gold resource estimates were determined in conjunction with the silver, using the silver cut-off value as a guideline. No silver-equivalance was used in choosing the cut-off/threshold level for silver.
o Resource blocks within 25m of a drillhole, trench or underground working were classified as an "indicated" resource.
o Resource blocks that lie 25m outside of a drillhole, trench or underground working, but not exceeding 50m from the drillhole, trench or underground working within the bounds of the given section, were classified as "inferred" resources.
o Areas 25m beyond the maximum easternmost and westernmost section lines within the resource area were not considered for resource classification, largely due to other parameters discussed below.

The eastern boundary of the resource is largely controlled by a major NW-SE trending fault that seems to have some control on the mineralization. A few holes collared east of this fault penetrated its plane; resource blocks encountered on the west side of this block were adjusted for size accordingly to accommodate this fault boundary.

Similarly, the large NE-SW trending normal fault essentially is the northern boundary to the resource, but a few narrow intercepts were found in holes TRRC-25 and TRRC-34 that were included in the estimate.

To the south and west the resource area is bounded by where it forms outcroppings, delimited by the surface terrain. Where some resource blocks around certain surface trenches appear to be in "air", these are projections onto the section plane which does not correlate with the topography at the site of said trench.

Using 30 g/t Ag as a cut-off threshold for silver, an Indicated Resource of 1,661,359 tonnes averaging 121.3 g/t Ag (3.54 troy oz Ag/short ton) and 0.88 g/t Au (0.026 troy oz Au/short ton) was determined. In addition, there are estimated about 192,880 tonnes averaging 98.6 g/t Ag (2.88 troy oz Ag/short ton) and 0.92 g/t Au (0.027 troy oz Au/short ton) classified as Inferred Resources. This equates to approximately 6.48 million troy ounces Ag and 46,900 troy ounces Au in the Indicated category and 611,400 troy ounces Ag and 5,700 troy ounces Au in the Inferred category. The detailed calculations are documented in Appendix I.

There exists a small, restricted zone along local grid section 5050E which has been drilled adequately (25m spacing) that could be categorized as a "Measured Resource"; however, there is not sufficient detailed drilling east and west of the section line to justify segregating this zone yet.

To the best of the author's knowledge, there are no known environmental, legal, permitting, land ownership, taxation, governmental, marketing or socio-economic issues which could materially affect the mineral resources described herein. Also, to the best of the author's knowledge, there are no known metallurgical, mining or infrastructure concerns which could materially affect the mineral resources described herein. No known modern metallurgical studies or pilot scale mining operations have been carried out, so any estimates pertaining to metallurgical recoveries, dilution factors, or refinining costs are unknown.

[GRAPHIC OMITTED][GRAPHIC OMITTED]

La Trini Project Schematic Boundary of Indicated & Inferred Resources
- Dated January 15, 2008

[GRAPHIC OMITTED][GRAPHIC OMITTED]
La Trini Project Jalisco, Mexico Section 4850E - Dated January 15, 2008

[GRAPHIC OMITTED][GRAPHIC OMITTED]
La Trini Project Jalisco, Mexico Section 4900E - Dated January 15, 2008

[GRAPHIC OMITTED][GRAPHIC OMITTED]
La Trini Project Jalisco, Mexico Section 4950E - Dated January 15, 2008

[GRAPHIC OMITTED][GRAPHIC OMITTED]
La Trini Project Jalisco, Mexico Section 5000E - Dated January 15, 2008

[GRAPHIC OMITTED][GRAPHIC OMITTED]
La Trini Project Jalisco, Mexico Section 5050E - Dated January 15, 2008

[GRAPHIC OMITTED][GRAPHIC OMITTED]
La Trini Project Jalisco, Mexico Section 5070E - Dated January 15, 2008

[GRAPHIC OMITTED][GRAPHIC OMITTED]
La Trini Project Jalisco, Mexico Section 5100E - Dated January 15, 2008

[GRAPHIC OMITTED][GRAPHIC OMITTED]
La Trini Project Jalisco, Mexico Section 5150E - Dated January 15, 2008

Conclusions

The fieldwork conducted by the Issuer has been methodical and well thought out.

Disseminated silver mineralization (accompanied by gold and locally tellurium) occurs within a quartz eye rhyolite intrusive dyke containing copious amounts of fluid inclusions within the quartz phenocrysts, suggesting a significantly volatile system.

Drill sections indicate that some of the mineralization parallels the general trend of the rhyolite, but where it has been cut by younger faults and often intruded by mafic or andesitic dykes, the mineralization tends to be parallel to the dykes/faults and of much richer grade, indicating that supergene enrichment has occurred along these structures.

The mineralized rhyolite body, plus the brecciated footwall dacite intermingled with the rhyolite intrusive, appears to be in part controlled by a major NW-SE trending fault along its eastern margin. The rhyolite has not been significantly displaced along this fault; furthermore, it is considerably thicker east of this fault, but only weakly mineralized. A large NE-SW trending normal fault also cuts the rhyolite but displaces it only slightly; mineralization found north of this fault, so far, is of minor size and grade. Drilling done along the strike of the rhyolite body, east and west of the main La Trini zone, has yielded only weak and sporadic mineralization.

An estimated Indicated Resource of 1,661,359 tonnes averaging 121.3 g/t Ag (3.54 troy oz Ag/short ton) and 0.88 g/t Au (0.026 troy oz Au/short ton) was determined. In addition, there are an estimated 192,880 tonnes averaging 98.6 g/t Ag (2.88 troy oz Ag/short ton) and 0.92 g/t Au (0.027 troy oz Au/short ton) classified as an Inferred Resource.

The   evidence  so  far   suggests   that   discovering   additional   zones  of
supergene-enriched mineralization will enhance the economic potential of this deposit.

Recommendations

1. The main mineralized zone at La Trini appears to be adequately delineated by drilling, and it does not appear to have been significantly enlarged from the area defined by National Lead in their initial drilling program of 1977.
2. Further surface and sub-surface exploration should be conducted along the trend of the rhyolite exploring for areas of potential supergene enrichment.
3. Underground workings, supported by drill data, indicate that supergene enrichment occurs along late, steeply northerly dipping faults, often occupied by narrow andesitic or mafic dykes. Some form of geophysics that does not necessarily focus on sulphide content, such as VLF-EM, CSAMT, etc., should be conducted throughout the property on the existing grid. Anomalies generated in such a geophysical program may lead to hidden targets under overburden or hanging wall rocks that may be suitable drill targets.
4. Should the silver price increase significantly in the future, in-fill drilling of the main La Trini deposit is recommended to place the resources into a "measured" category. A drill pattern not less than 25m between holes would be required.
5. All drill, trench and underground samples that assayed greater than 30 g/t Ag that have not already been assayed for tellurium (Te) should be tested. A tellurium credit could significantly increase the value of the mineralization on this deposit.

BUDGET (CDN$)

Electromagnetic survey                                               $100,000.00

Tellurium analysis                                                   $  5,000.00

Geologists, support staff                                            $ 20,000.00

Camp, food, fuel, supplies, sundries, etc.                           $ 10,000.00

Sub-total:                                                           $135,000.00
                                                                     -----------
Contingencies @ 10%                                                  $ 13,500.00


TOTAL:                                                               $148,500.00
                                                                     ===========


[GRAPHIC OMITTED][GRAPHIC OMITTED]

Omitted Graphic is Professional Engineering Seal


/s/ John Nebocat
--------------------
John Nebocat, P.Eng.
Gibsons, B.C.
January 15, 2008

References

Asher, R.R., 1977, Final Report Jalisco Project, Mexico: Mineral Resources Department, NL Industries Inc. & Cia. Minera de Pielagos, S.A.

Ferrari, L., et al, 1999, Geology of the western Mexican Volcanic Belt and adjacent Sierra Madre Occidental and Jalisco block: Geological Society of America, Special Paper 334.

Henstridge, D.A., 2005-2007, Miscellaneous press releases: Tumi Resources Ltd.

McInnis,  D., 2005, Re: Trini Induced  Polarisation  Survey--Executive  Summary:
Memorandum.

Montano, T., 2005, Personal communications.

Ochas, L., 2005, Fluid Inclusion Study: Memorandum.

Perez, E., 2007, Petrographic Study: Memorandum.

Perry, __ , 1980, Pre-Feasibility Review of NL Industries, Inc., Jalisco Project, Jalisco, Mexico: Pincock, Allen & Holt, Inc.

Segura, M., et al, 2006, Carta Geologico-Minera, Hostotipaquillo, F13-D43, Jalisco y Nayarit: Servicio Geologico Mexicano.

                                   APPENDIX I.




              SUMMARY OF INDICATED & INFERRED RESOURCE CALCULATIONS


                                                                   Indicated      Indicated                 Inferred      Inferred
Polygon      Area   Density Thickness    AG      Au      Tonnes      Tonnes         Tonnes      Tonnes       Tonnes        Tonnes
 Name        Sq M                                      Indicated      X Ag           X Au      Inferred       X Ag          X Au

4850_1       73.86    2.7      50      109.8   0.32     9971.70   1,094,892.38     3,190.94
4850_2      105.91    2.7      50     31.386   0.283   14297.86     448,752.63     4,046.29
4900_1       47.24    2.7      50      164.2   0.01     6377.26   1,047,146.71        63.77
4900_1A      39.33    2.7      50      164.2   0.01                                            5,310.10    871,918.42
4900_3       73.77    2.7      50       34.8   0.07     9958.93     346,570.83       697.13
4900_2       88.51    2.7      50      102.1   1.445   11948.89   1,219,383.85    17,266.14
4900_2A      64.62    2.7      50      102.1   1.445                                           8,723.36    890,218.62    12,605.25
4900_2B      75.88    2.7      50       57.6   0.18    10243.38     590,018.77     1,843.81
4900_4       96.81    2.7      50      124.8   0.15    13069.00   1,631,011.39     1,960.35
4900_4_1     53.77    2.7      50      124.8   0.15                                            7,259.50    905,985.60     1,088.93
4900_4A     101.15    2.7      50       73.9   0.08    13654.71   1,009,082.95     1,092.38
4900_4A_1    57.24    2.7      50       73.9   0.08                                            7,727.80    571,084.42       618.22
4900_4B      96.35    2.7      50       88.9   0.03    13006.62   1,156,288.84       390.20
4900_4B_1    51.32    2.7      50       88.9   0.03                                            6,928.70    615,961.43       207.86
4900_4C      89.22    2.7      50       69.6   0.08    12045.35     838,356.58       963.63
4900_4C_1    54.21    2.7      50       69.6   0.08                                            7,317.70    509,311.92       585.42
4950_1      121.23    2.7      50       96.7   0.645   16366.22   1,583,268.56    10,556.21
4950_2       69.17    2.7      50       57.7   0.145    9338.42     538,359.64     1,354.07
4950_3      146.31    2.7      50       81.6   0.035   19751.52   1,611,723.79       691.30
4950_3A     359.01    2.7      50      142.9   0.125   48465.69   6,924,535.91     6,058.21
4950_4      187.71    2.7      50       73.7   0.087   25340.59   1,866,765.50     2,204.63
4950_4A     122.60    2.7      50      214.6   3.695   16551.07   3,551,032.47    61,156.21
4950_5       94.95    2.7      50       93.7   2       12818.59   1,201,101.64    25,637.17
4950_5A      88.47    2.7      50       38.9   2.1     11943.83     464,615.00    25,082.04
4950_5B      83.15    2.7      50       58.9   0.06    11225.84     661,202.00       673.55
4950_5C      73.34    2.7      50       90.6   0.29     9901.47     897,073.01     2,871.43
4950_5D     108.47    2.7      50       90.3   0.05    14643.27   1,322,287.27       732.16
4950_6      357.81    2.7      50       95.5   1.88    48303.68   4,613,001.26    90,810.91
4950_7      408.14    2.7      50      113.4   0.063   55098.68   6,249,567.37     3,471.22
4950_7A     100.25    2.7      50       59.2   0.17    13534.42     801,237.69     2,300.85
4950_7B     101.01    2.7      50       67.4   0.04    13635.86     919,056.90       545.43
4950_8      122.69    2.7      50       99.2   0.08    16562.62   1,643,011.89     1,325.01
4950_8A      36.17    2.7      50       99.2   0.08                                            4,882.34    484,328.44       390.59
4950_9      200.16    2.7      50       79.5   0.11    27021.39   2,146,849.55     2,972.35
4950_9A     109.62    2.7      50       79.5   0.11                                           14,798.66  1,175,753.47     1,627.85
5000_1      103.64    2.7      50      193.5   4.301   13990.84   2,706,820.93    60,174.58
5000_1A     336.08    2.7      50      150.1   3.144   45370.99   6,811,683.58   142,646.41
5000_1C     234.95    2.7      50      150.1   3.144                                          31,718.60  4,762,008.57    99,723.28
5000_1B      93.10    2.7      50       48.8   0.11    12568.37     613,336.36     1,382.52
5000_2      238.37    2.7      50       78.1   1.068   32180.47   2,513,938.51    34,368.74
5000_2A      73.25    2.7      50       45.4   0.17     9889.18     448,968.89     1,681.16
5000_2B      43.92    2.7      50       37.7   0.18     5928.89     223,519.14     1,067.20
5000_3      222.66    2.7      50       52.6   0.223   30058.90   1,580,106.29     6,703.14
5000_3_1     64.08    2.7      50       52.6   0.223                                           8,651.47    454,781.59     1,929.28
5000_3C      69.69    2.7      50       31.8   0.2      9407.64     299,162.87     1,881.53
5000_3C_1    13.56    2.7      50       31.8   0.2                                             1,830.68     58,215.69       366.14

              SUMMARY OF INDICATED & INFERRED RESOURCE CALCULATIONS


                                                                   Indicated      Indicated                 Inferred      Inferred
Polygon      Area   Density Thickness    AG      Au      Tonnes      Tonnes         Tonnes      Tonnes       Tonnes        Tonnes
 Name        Sq M                                      Indicated      X Ag           X Au      Inferred       X Ag          X Au


5000_3A     150.55    2.7      50       43.1   0.415   20324.17     874,955.39    8,434.53
5000_3A_1    11.27    2.7      50       43.1   0.415                                           1,521.55     65,502.75       631.44
5000_3B     191.23    2.7      50       69.4   0.343   25816.49   1,790,812.34     8,855.06
5000_4      221.26    2.7      50      58.883  0.597   29870.44   1,758,860.89    17,832.65
5000_4A     207.96    2.7      50      33.267  0.027   28075.14     933,975.81       758.03
5000_4B      82.45    2.7      50       59.9   0.19    11131.21     666,759.47     2,114.93
5000_5      356.03    2.7      50       69.6   0.53    48063.99   3,345,253.71    25,473.91
5000_6       96.18    2.7      50      191.4   0.1     12984.07   2,485,151.66     1,298.41
5000_6A      50.78    2.7      50      191.4   0.1                                             6,855.00  1,312,046.82       685.50
5050_1      132.08    2.7      35      139.2   2.766   12481.97   1,737,341.00    34,525.14
5050_1A      45.63    2.7      35      126.6   6.18     4312.06     545,691.28    26,648.54
5050_1A_1    33.68    2.7      35      126.6   6.18                                            3,183.10    402,821.31    19,671.56
5050_1B      10.12    2.7      35      400.9   0.09      956.02     383,269.63        86.04
5050_1C     258.60    2.7      35      322.8   2.388   24437.99   7,889,071.83    58,357.92
5050_1E      96.95    2.7      35       71.8   0.266    9162.12     657,473.68     2,437.12
5050_1D     124.87    2.7      35      200.8   1.09    11800.21   2,369,872.05    12,862.23
5050_2      225.72    2.7      35       48.7   0.793   21330.22   1,039,485.54    16,914.86
5050_2A     297.81    2.7      35      139.2   1.644   28143.24   3,918,102.20    46,267.49
5050_2B      42.42    2.7      35       68.7   0.37     4008.91     275,412.10     1,483.30
5050_2C     111.57    2.7      35       54.5   0.213   10542.92     574,589.23     2,245.64
5050_2D      36.85    2.7      35       39.3   0.07     3482.14     136,848.17       243.75
5050_2E      97.61    2.7      35      34.35   0.6      9223.80     316,837.50     5,534.28
5050_3      196.50    2.7      35       92.2   1.643   18568.98   1,712,059.52    30,508.83
5050_3A     199.10    2.7      35      183.6   5.027   18815.20   3,454,470.46    94,584.00
5050_3B     202.46    2.7      35       87.2   0.36    19132.93   1,667,759.79     6,887.85
5050_4      218.63    2.7      35       93.4   1.863   20660.44   1,929,168.68    38,490.40
5050_4A     216.93    2.7      35       38.5   0.43    20499.62     789,235.44     8,814.84
5050_5      202.92    2.7      35       51.0   0.88    19175.70     978,727.68    16,874.62
5050_5A     257.54    2.7      35       46.8   0.433   24337.49   1,138,191.62    10,538.14
5050_6      339.71    2.7      35      900.1   3.811   32102.83  28,895,016.93   122,343.88
5050_6A     176.67    2.7      35       82.5   0.853   16694.99   1,377,337.00    14,240.83
5050_6B      45.28    2.7      35      187.5   0.91     4279.23     802,355.67     3,894.10
5050_7      134.61    2.7      35      174.2   2.803   12720.77   2,216,378.26    35,656.32
5050_8       75.65    2.7      35       41.9   0.75     7148.66     299,528.91     5,361.50
5050_8A      32.01    2.7      35       41.9   0.75                                            3,024.88    126,742.27     2,268.66
5050_9      394.82    2.7      35       86.5   0.31    37310.84   3,228,320.68    11,566.36
5050_9A     200.70    2.7      35       86.5   0.31                                           18,965.76  1,641,012.35     5,879.39
5070_1A     152.56    2.7      25       93.0   0.996   10298.00     957,765.79    10,256.81
5070_1A_1   149.48    2.7      25       93.0   0.996                                          10,089.90    938,411.15    10,049.54
5070_1       66.93    2.7      25      141.4   2.128    4518.10     638,804.97     9,614.51
5070_1_1     70.13    2.7      25      141.4   2.128                                           4,733.80    669,302.51    10,073.53
5070_1B      81.72    2.7      25      508.6   0.596    5515.87   2,805,579.45     3,287.46
5070_2      501.15    2.7      25      146.1   0.49    33827.89   4,943,607.67    16,575.67
5070_2A      20.87    2.7      25       19.3   0.055    1408.88      27,120.87        77.49
5070_2A_1    14.90    2.7      25       19.3   0.055                                           1,005.90     19,363.58        55.32
5070_3      713.39    2.7      25      113.7   0.771   48154.01   5,476,507.21    37,126.74
5070_4       29.73    2.7      25       31.9   0.14     2006.58      64,009.82       280.92


              SUMMARY OF INDICATED & INFERRED RESOURCE CALCULATIONS


                                                                   Indicated      Indicated                 Inferred      Inferred
Polygon      Area   Density Thickness    AG      Au      Tonnes      Tonnes         Tonnes      Tonnes       Tonnes        Tonnes
 Name        Sq M                                      Indicated      X Ag           X Au      Inferred       X Ag          X Au

5070_4A       9.29    2.7      25       31.9   0.14                                              627.30     20,010.87        87.82
5070_5       40.03    2.7      25       32.5   0.09     2701.77      87,807.47       243.16
5070_5A       4.51    2.7      25       32.5   0.09                                              304.20      9,886.50        27.38
5070_6       35.13    2.7      25       31.8   0.4      2371.58      75,416.09       948.63
5070_6A      12.91    2.7      25       31.8   0.4                                               871.20     27,704.16       348.48
5070_7       57.21    2.7      25       40.9   0.27     3861.42     157,932.16     1,042.58
5070_7A      50.75    2.7      25       42.8   0.04     3425.30     146,602.95       137.01
5070_7B     127.58    2.7      25       37.55  0.17     8611.53     323,362.94     1,463.96
5070_8      102.69    2.7      25      200.7   0.92     6931.90   1,390,886.48     6,377.35
5070_9      196.44    2.7      25       55.5   0.485   13259.73     735,915.07     6,430.97
5070_9A      71.84    2.7      25       55.5   0.335                                           4,849.33    269,137.67     1,624.52
5070_9B     101.59    2.7      25       55.5   0.335                                           6,857.16    380,572.49     2,297.15
5100_1      335.12    2.7      40      167.5   1.846   36192.97   6,063,517.15    66,812.23
5100_3A      33.28    2.7      40      254.8   1.59     3594.61     915,907.22     5,715.43
5100_2       65.25    2.7      40      246.7   0.845    7047.41   1,738,596.74     5,955.06
5100_2A     205.69    2.7      40       58.3   0.293   22214.68   1,295,670.93     6,508.90
5100_2A_1    66.49    2.7      40       58.3   0.293                                           7,180.39    418,796.20     2,103.85
5100_2B     102.06    2.7      40       69.3   0.775   11022.64     763,868.98     8,542.55
5100_2C      99.71    2.7      40       36.2   0.06    10768.41     389,278.13       646.10
5100_3       80.42    2.7      40       51.5   0.147    8684.92     447,273.45     1,276.68
5100_3B     103.35    2.7      40      101.8   0.14    11161.87   1,136,278.19     1,562.66
5100_4       81.47    2.7      40      133.6   0.37     8798.98   1,175,543.20     3,255.62
5100_5       83.17    2.7      35       70.1   0.53     7859.25     550,933.36     4,165.40
5100_5A     193.86    2.7      38      198.5   0.983   19889.62   3,947,433.45    19,551.50
5100_6      248.47    2.7      40       80.2   0.133   26835.20   2,152,182.92     3,569.08
5100_6A     163.54    2.7      40       80.2   0.133                                          17,661.83  1,416,479.15     2,349.02
5150_1       72.67    2.7      50      106.9   0.57     9810.43   1,048,656.96     5,591.95
5150_1A      97.98    2.7      50       80.4   0.083   13227.29   1,063,910.34     1,097.86
5150_2       46.41    2.7      38       37.4   0.27     4761.17     178,067.59     1,285.51
5150_2A     624.20    2.7      45    239.405   0.446   75840.57  18,156,610.86    33,824.89
5150_2B      45.86    2.7      47       37.2   0.13     5819.61     216,489.38       756.55
5150_2C      90.61    2.7      49       38.2   0.12    11988.07     457,944.18     1,438.57
5150_3       65.36    2.7      39       37.9   0.25     6882.20     260,835.20     1,720.55


                                     TOTALS

               Indicated       Indicated                 Inferred      Inferred
   Tonnes       Tonnes          Tonnes      Tonnes        Tonnes        Tonnes
 Indicated       X Ag            X Au      Inferred        X Ag          X Au
----------  --------------  ------------  ----------  -------------  -----------
1661359.39  201,552,362.22  1,459,138.56  192,880.21  19,017,357.96   177,295.98
==========  ==============  ============  ==========  =============   ==========
                 (1)            (2)                       (3)            (4)


LEGEND

(1)     121.32 avg grade Ag (g/t)
        Trench or underground sample polygon 3.54 troy oz Ag/short ton Inferred resource block Ag 6,480,054.08

(2)     0.88 avg grade Au (g/t)
        Trench or underground sample polygon 0.025616497 troy oz Au/short ton Inferred resource block Au 46,912.36

(3)     98.60 avg grade Ag (g/t)
        Trench or underground sample polygon 2.88 troy oz Ag/short ton Inferred resource block Ag 611,421.80

(4)     0.92 avg grade Au (g/t)
        Trench or underground sample polygon 0.026810074 troy oz Au/short ton Inferred resource block Au 5,700.19

              SUMMARY OF INDICATED & INFERRED RESOURCE CALCULATIONS